AGREEMENT AND PLAN OF MERGER

by and among

GRIP ACQUISITION CORPORATION,

BRIDGESTONE AMERICAS HOLDING, INC.

and

BANDAG, INCORPORATED

Dated as of December 5, 2006

        The disclosure letters and related schedules to the agreement are not being filed herewith. Bandag, Incorporated agrees to furnish supplementally a copy of any such schedules to the Securities and Exchange Commission upon request. The omitted schedules of Bandag provide additional information about the following (the section of the agreement to which the schedule relates is provided parenthetically):

1.	Qualification of certain of Bandag’s subsidiaries to do business (Section 3.1).

2.	Bandag’s capitalization (Section 3.3).

3.	Identification of Bandag’s subsidiaries (Section 3.4).

4.	Governmental authorizations (Section 3.5(iv)).

5.	Documents whose terms might be contravened by agreement (Section 3.6).

6.	Bandag’s financial statements (Section 3.8).

7.	Undisclosed liabilities (Section 3.9).

8.	Absence of certain changes in the business (Section 3.10)

9.	Litigation (Section 3.11).

10.	Material contracts (Section 3.12).

11.	Bandag’s benefit plans (Section 3.13).

12.	Labor relations (Section 3.14).

13.	Taxes (Section 3.15).

14.	Environmental matters (Section 3.16).

15.	Title to real properties (Section 3.17).

16.	Bandag intellectual property (Section 3.18).

17.	Permits related to Bandag’s business (Section 3.19).

18.	Interested party transactions (Section 3.21).

19.	Bandag’s largest customers and suppliers (Section 3.25).

20.	Conduct of Bandag’s business prior to effecting the merger (Section 5.1).

21.	Definition of knowledge of Bandag for purposes of its representations and warranties (Section 8.1(73)).

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 5, 2006, among Grip Acquisition Corporation, an Iowa corporation (“MergerCo”), Bridgestone Americas Holding, Inc., a Nevada corporation (“ParentCo”), and Bandag, Incorporated, an Iowa corporation (the “Company”).

RECITALS

        WHEREAS, the parties intend that MergerCo be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

        WHEREAS, in the Merger (as defined below), upon the terms and subject to the conditions of this Agreement, each share of Common Stock, par value $1.00 per share, of the Company (the “Common Stock”), each share of Class A Common Stock, par value $1.00 per share, of the Company (the “Class A Common Stock”) and each share of Class B Common Stock, par value $1.00 per share, of the Company (the “Class B Common Stock,” and together with the Common Stock and the Class A Common Stock, the “Common Equity”) will be converted into the right to receive $50.75 per share in cash;

        WHEREAS, the Board of Directors of the Company has, by unanimous vote of all of the directors, (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement with MergerCo and ParentCo, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend approval of this Agreement by the shareholders of the Company;

        WHEREAS, the respective Boards of Directors of each of MergerCo and ParentCo have unanimously approved this Agreement and declared it advisable for MergerCo and ParentCo to enter into this Agreement;

        WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to MergerCo’s willingness to enter into this Agreement, MergerCo and certain shareholders of the Company are entering into voting agreements, each of even date herewith (the “Voting Agreement”), pursuant to which such shareholders have agreed, subject to the terms thereof, to vote their Shares (as defined below) in favor of approval of this Agreement; and

        WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

        NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

        Section 1.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Iowa Business Corporations Act (the “IBCA”), at the Effective Time, (a) MergerCo will merge with and into the Company (the “Merger”) and (b) the separate corporate existence of MergerCo will cease and the Company will continue its corporate existence under Iowa law as the surviving corporation in the Merger (the “Surviving Corporation”).

        Section 1.2    Closing. Unless otherwise mutually agreed in writing by the Company and MergerCo, the closing of the Merger (the “Closing”) will take place at the offices of Jones Day, 77 West Wacker, Chicago, Illinois, 60601, at 10:00 a.m. local time on a date selected by MergerCo, but not later than the third Business Day following the day on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or, if permissible, waived in accordance with this Agreement. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

        Section 1.3    Effective Time. At the Closing, the Company and MergerCo will execute and acknowledge, and the Company will file with the Secretary of State of the State of Iowa, articles of merger (the “Articles of Merger”) in accordance with Section 490.1106 of the IBCA. The Merger will become effective at such time as the Articles of Merger has been duly filed with the Secretary of State of the State of Iowa or at such later date or time as may be agreed by MergerCo and the Company in writing and specified in the Articles of Merger in accordance with the IBCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

        Section 1.4    Effects of the Merger. The Merger will have the effects set forth in this Agreement and the applicable provisions of the IBCA.

        Section 1.5    Organizational Documents. At the Effective Time, the articles of incorporation and bylaws of the Company, as in effect immediately prior to the date hereof, shall be the articles of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended in accordance with applicable Law or provisions of the articles of incorporation and bylaws.

        Section 1.6    Directors and Officers of Surviving Corporation. The directors of MergerCo and the officers of the Company, in each case, as of the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation or bylaws of the Surviving Corporation.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

        Section 2.1    Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of ParentCo, MergerCo or the Company or the holder of any capital stock of MergerCo or the Company:

            (a)    Cancellation of Certain Common Equity. Each share of Common Equity that is owned by MergerCo, ParentCo, the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries (other than, in each case, Shares held on behalf of third parties) will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

            (b)    Conversion of Common Equity. Each share of Common Equity (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled in accordance with Section 2.1(a) and (ii) Dissenting Shares, if any (each, an “Excluded Share” and collectively, the “Excluded Shares”)) will be converted into the right to receive $50.75 in cash, without interest (the “Merger Consideration”).

            (c)    Cancellation of Shares. At the Effective Time, (i) all Shares will no longer be outstanding and all Shares will be cancelled and will cease to exist, and, in the case of book-entry shares (“Book-Entry Shares”), the names of the former registered holders shall be removed from the registry of holders of such shares, and (ii) subject to Section 2.3, each holder of a certificate formerly representing any such Shares (each, a “Certificate”) and each holder of a Book-Entry Share will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, in accordance with Section 2.2.

            (d)    Conversion of MergerCo Capital Stock. Each share of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $1.00 per share, of the Surviving Corporation.

        Section 2.2    Surrender of Certificates and Book-Entry Shares. (a) Paying Agent. Prior to the Effective Time, for the benefit of the holders of Shares (other than Excluded Shares), ParentCo will (i) designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Shares in accordance with this Article II from time to time after the Effective Time. At or prior to the Effective Time, ParentCo will deposit, or cause to be deposited, with the Paying Agent cash in amounts necessary for the payment of the Merger Consideration pursuant to Section 2.1(b) upon surrender of such Certificates or Book-Entry Shares (such cash being herein referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be property of and payable to the Surviving Corporation.

            (b)    Payment Procedures. As promptly as practicable after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) a letter of transmittal in customary form as reasonably agreed by the parties specifying that delivery will be effected, and risk of loss and title to Certificates and Book-Entry Shares will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, as the case may be, to the Paying Agent and instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Shares in exchange for the Merger Consideration. Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof) or Book-Entry Share to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor cash in the amount (after giving effect to any required tax withholdings) that such holder has the right to receive pursuant to this Article II, and the Certificate or Book-Entry Share so surrendered will forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, cash to be paid upon due surrender of the Certificate or Book-Entry Share may be paid to such a transferee if the Certificate or Book-Entry Share formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

            (c)    Withholding Taxes. The Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Shares or holder of Stock Options, Restricted Stock, Company RSUs, Company SARs, Performance Shares, Company PUs or Company DEUs any amounts required to be deducted and withheld with respect to such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax law. Any amounts so deducted and withheld will be timely paid to the applicable Tax authority and will be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holders of Stock Options, Restricted Stock, Company RSUs, Company SARs, Performance Shares, Company PUs or Company DEUs in respect of which such deduction and withholding was made.

            (d)    No Further Transfers. After the Effective Time, there will be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, they will be cancelled and exchanged for the Merger Consideration as provided in this Article II.

            (e)    Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares nine months after the Effective Time will be delivered to the Surviving Corporation, on demand, and any holder of a Certificate or Book-Entry Share who has not theretofore complied with this Article II will thereafter look only to the Surviving Corporation for payment of his or her claims for Merger Consideration. Notwithstanding the foregoing, none of ParentCo, MergerCo, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

            (f)    Lost, Stolen or Destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Surviving Corporation may reasonably determine are necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

        Section 2.3    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the IBCA, any Shares outstanding immediately prior to the Effective Time that are held by a shareholder (a “Dissenting Shareholder”) who has neither voted in favor of the approval of this Agreement nor consented thereto in writing and who has demanded properly in writing appraisal for such Shares and otherwise properly perfected and not withdrawn or lost his or her rights (the “Dissenting Shares”) in accordance with the provisions of Section 490.1302 of the IBCA will not be converted into, or represent the right to receive, the Merger Consideration. Such Dissenting Shareholders will be entitled to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of such Section 490.1302, except that all Dissenting Shares held by shareholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenting Shares pursuant to Section 490.1323 will thereupon be deemed to have been converted into, and represent the right to receive, the Merger Consideration in the manner provided in Article II and will no longer be Excluded Shares. The Company will give MergerCo prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to shareholders’ rights of appraisal. The Company will give MergerCo the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal. The Company will not, except with the prior written consent of MergerCo, make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

        Section 2.4    Adjustments to Prevent Dilution. In the event that the Company, between the date of this Agreement and the Effective Time, changes the number of Shares, or securities convertible or exchangeable into or exercisable for Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration will be equitably adjusted to provide the holders of Shares and Company Equity Awards with the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

        Section 2.5    Treatment of Stock Options and Other Equity Based Awards. (a) Each option to purchase Shares (collectively, the “Stock Options”) outstanding immediately prior to the Effective Time pursuant to the Common Equity Award Plans, whether or not then exercisable or vested, will at the Effective Time be cancelled and the holder of such Stock Option will, in full settlement of such Stock Option, receive from the Surviving Corporation an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration or, with respect to Stock Options granted under the 2004 Stock Grant Plan, the “Change of Control Price” as defined therein if greater than the Merger Consideration over the exercise price per Share of such Stock Option multiplied by (y) the number of Shares subject to such Stock Option (with the aggregate amount of such payment rounded up to the nearest whole cent). The holders of Stock Options will have no further rights in respect of any Stock Options from and after the Effective Time.

            (b)     Each Company SAR outstanding immediately prior to the Effective Time pursuant to the Common Equity Award Plans, whether or not then exercisable or vested, will at the Effective Time be cancelled and the holder of such Company SAR will, in full settlement of such Company SAR, receive from the Surviving Corporation an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration or, with respect to Company SARs granted under the 2004 Stock Grant Plan, the “Change of Control Price” as defined therein if greater than the Merger Consideration over the exercise price per Share of such Company SAR multiplied by (y) the number of Shares subject to such Company SAR (with the aggregate amount of such payment rounded up to the nearest whole cent). The holders of Company SARs will have no further rights in respect of any Company SARs from and after the Effective Time.

            (c)     As of the Effective Time, each share of Restricted Stock that is outstanding immediately prior to the Effective Time, whether or not then vested, will be cancelled and extinguished, and the holder thereof will be entitled to receive from the Surviving Corporation an amount in cash equal to the Merger Consideration or, with respect to Restricted Stock granted under the 2004 Stock Grant Plan, the “Change of Control Price” as defined therein if greater than the Merger Consideration, without interest, in respect of each cancelled share of Restricted Stock.

            (d)     As of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether or not then vested, will be cancelled and extinguished, and the holder thereof will be entitled to receive from the Surviving Corporation an amount in cash equal to the Merger Consideration or, with respect to Company RSUs granted under the 2004 Stock Grant Plan, the “Change of Control Price” as defined therein if greater than the Merger Consideration, without interest, in respect of each cancelled Company RSU.

            (e)     As of the Effective Time, each Performance Share that is outstanding immediately prior to the Effective Time, whether or not then vested, will be cancelled and extinguished, and the holder thereof will be entitled to receive from the Surviving Corporation an amount in cash equal to the product of (i) the Merger Consideration or, with respect to Performance Shares granted under the 2004 Stock Grant Plan, the “Change of Control Price” as defined therein if greater than the Merger Consideration, without interest, in respect of each cancelled Performance Share, multiplied by (ii) a fraction the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the Performance Share is subject to the date of the Effective Time and the dominator of which is the number of whole months in such performance period.

            (f)     As of the Effective Time, each Company PU that is outstanding immediately prior to the Effective Time, whether or not then vested, will be cancelled and extinguished, and the holder thereof will be entitled to receive from the Surviving Corporation an amount in cash equal to the product of (i) the Merger Consideration or, with respect to Company PUs granted under the 2004 Stock Grant Plan, the “Change of Control Price” as defined therein if greater than the Merger Consideration, without interest, in respect of each cancelled Company PU, multiplied by (ii) a fraction the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the Company PU is subject to the date of the Effective Time and the dominator of which is the number of whole months in such performance period.

            (g)     Each Company DEU outstanding immediately prior to the Effective Time pursuant to the Common Equity Award Plans, whether or not then exercisable or vested, will, at the Effective Time, be fully vested and paid. The holders of Company DEUs will have no further rights in respect of any Company DEU from and after the Effective Time.

            (h)     Promptly as practicable after the Effective Time, the Surviving Corporation shall pay to each holder of a Company Equity Award that consents or is subject to the treatment that this Section 2.5 contemplates in respect of all of such holder’s Common Equity Awards the cash payments specified in this Section 2.5.

            (i)     Prior to the Effective Time, the Company will use its best efforts to obtain all necessary waivers, consents or releases, in form and substance reasonably satisfactory to ParentCo, from holders of Company Equity Awards under the Common Equity Award Plans and take all such other action, without incurring any Liabilities in connection therewith, as may be necessary to give effect to the transactions contemplated by this Section 2.5 (the “Equity Award Waivers”). Except as otherwise agreed to by the parties, (i) the Common Equity Award Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be cancelled as of the Effective Time and (ii) the Company shall assure that following the Effective Time participants holding Common Equity Awards representing rights to acquire at least 65% of Shares subject to such Common Equity Awards granted pursuant to the Bandag, Incorporated 1999 Stock Award Plan, as amended March 12, 2002, shall have executed Equity Award Waivers and shall have no right under the Common Equity Award Plans or other plans, programs or arrangements to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof. As promptly as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Common Equity Award Plans) shall adopt such resolutions or take such other actions as are required to give effect to the transactions contemplated by this Section 2.5.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the letter (the “Company Disclosure Letter”) delivered by the Company to ParentCo and MergerCo concurrently with the execution of this Agreement (which Company Disclosure Letter sets forth, among other things, items the disclosure of which is necessary or appropriate in response to an express disclosure requirement contained in this Article III, as an exception to one or more representations or warranties contained in this Article III or in response to one or more of Company’s covenants contained in this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, (x) any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is reasonably apparent that such disclosure is applicable to such other section, except that any matters disclosed for purposes of Sections 3.8(b) and 3.10(a) of this Agreement must be specifically disclosed in Sections 3.8(b) or 3.10(a) of the Company Disclosure Letter, respectively and (y) the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or a material fact, event or circumstance or that such item has had or would be reasonably expected to have a Company Material Adverse Effect) and except as set forth in the Company SEC Documents filed or furnished on or after December 31, 2005 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent that they are cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to ParentCo and MergerCo as follows:

        Section 3.1    Organization; Power; Qualification. The Company and each of its Material Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of its jurisdiction of organization. Each of the Company and its Material Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Material Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (to the extent such concept is legally recognized) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary nor, to the Company’s Knowledge, any Company Joint Venture, is in violation of its organizational or governing documents, except for such violations that would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.2    Corporate Authorization; Enforceability. (a) The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to approval of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company (the “Company Board”), at a duly held meeting has, by unanimous vote of all of the directors, (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement with MergerCo and ParentCo, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company approve this Agreement (the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the shareholders of the Company at the Company Shareholders Meeting. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

            (b)     This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by MergerCo and ParentCo, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.

        Section 3.3    Capitalization; Options. (a) The Company’s authorized capital stock consists solely of 21,500,000 shares of Common Stock, 50,000,000 shares of Class A Common Stock, and 8,500,000 shares of Class B Common Stock. As of the close of business on November 30, 2006 (the “Measurement Date”), 9,069,444 shares of Common Stock were issued and outstanding, 9,491,106 shares of Class A Common Stock were issued and outstanding, and 916,910 shares of Class B Common Stock were issued and outstanding. As of the Measurement Date, 3,498,912 shares of Common Stock, 5,108,894 shares of Class A Common Stock and no shares of Class B Common Stock were held in the treasury of the Company. No Shares are held by any Subsidiary of the Company. Since the Measurement Date until the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Stock Options or Company SARs or the terms of Company RSUs or Company PUs outstanding as of the Measurement Date, there has been no change in the number of outstanding shares of capital stock of the Company or the number of outstanding Stock Options, Company SARs, Company RSUs or Company PUs. As of the Measurement Date, Stock Options to purchase 1,132,891 shares of Common Stock or Class A Common Stock were outstanding, Company SARs relating to 4,840 shares of Common Stock or Class A Common Stock were outstanding, and there were 3,204 Company RSUs and 70,729 Company PUs outstanding. Section 3.3(a) of the Company Disclosure Letter sets forth a complete and correct list of all Stock Options and Company SARs that were outstanding as of the Measurement Date and, with respect to the Persons specified thereon, the number of Stock Options or Company SARs held by each such Person and the exercise prices of such Stock Options and the grant prices of such Company SARs. As of the date of this Agreement, except as set forth in this Section 3.3 and for the 5,004,415 shares of Common Stock and 6,361,475 shares of Class A Common Stock reserved for issuance upon the exercise of rights granted under the Company Rights Agreement, there are no shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company (which term, for purposes of this Agreement, will be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights). Since the Measurement Date through the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Stock Options or Company SARs or pursuant to RSUs or PUs outstanding as of the Measurement Date, there have been no issuances of any equity securities of the Company.

            (b)     All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to any pre-emptive rights.

            (c)     Except as set forth in this Section 3.3, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to issue, sell, or otherwise transfer to any Person, or to repurchase, redeem or otherwise acquire from any Person, any Shares, capital stock of any Subsidiary of the Company, or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or any Subsidiary of the Company.

            (d)     Other than the issuance of Shares upon exercise of Stock Options or Company SARs or pursuant to the terms of Company RSUs or Company PUs, and other than previously announced regular quarterly dividends, since January 1, 2006 and through the date of this Agreement, the Company has not declared or paid any dividend or distribution in respect of any of the Company’s securities, and neither the Company nor any Subsidiary has issued, sold, repurchased, redeemed or otherwise acquired any of the Company’s securities, and their respective boards of directors have not authorized any of the foregoing.

            (e)     Each Company Benefit Plan providing for the grant of Shares or of awards denominated in, or otherwise measured by reference to, Shares (each, a “Common Equity Award Plan”) is set forth (and identified as a Common Equity Award Plan) in Section 3.13(a) of the Company Disclosure Letter. The Company has provided or made available to MergerCo or any of its Affiliates correct and complete copies of all Common Equity Award Plans and all forms of options and other stock based awards (including award agreements) issued under such Common Equity Award Plans.

        Section 3.4    Subsidiaries and Company Joint Ventures. Section 3.4 of the Company Disclosure Letter sets forth a complete and correct list of all of the Company’s Subsidiaries and all Company Joint Ventures. All equity interests of the Material Subsidiaries and the Company Joint Ventures held by the Company or any other Subsidiary are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by the Company or another Subsidiary of the Company are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than any Permitted Liens or restrictions contained in the Joint Venture Agreements related thereto. The Company has provided or made available to MergerCo or any of its Affiliates complete and correct copies of the Company Organizational Documents and the joint venture agreements of the Company Joint Ventures (and the Company represents that, to the Company’s Knowledge, any organizational documents of the Company Joint Ventures not made available to MergerCo do not contain provisions that conflict with the Joint Venture Agreements in any material respect).

        Section 3.5    Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body, self regulated entity or similar body, whether domestic or foreign (each, a “Governmental Entity”), other than: (i) the filing of the Articles of Merger with the Secretary of State of the State of Iowa; (ii) applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”); (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the shareholders of the Company to be held to consider the approval of this Agreement (the “Company Shareholders Meeting”); (iv) any filings required by, and any approvals required under, the rules and regulations of the New York Stock Exchange (the “NYSE”) or the Chicago Stock Exchange; (v) compliance with and filings under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if applicable, (B) applicable requirements of Council Regulation (EC) No. 139/2004 of the Council of the European Union (the “EC Merger Regulation”), if any, (C) the Competition Act (Canada) and the Investment Canada Act of 1984 (Canada), and (D) applicable antitrust, competition, premerger notification, trade regulation or merger control Laws of any other jurisdiction; (vi) any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity identified in Section 3.5(vi) of the Company Disclosure Letter; and (vii) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.6    Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) conflict with, or result in any violation or breach of, any provision of (x) the Company Organizational Documents or (y) any of the organizational or governing documents of the Company Joint Ventures and of each Company Subsidiary that is not a Material Subsidiary; (ii) conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.5 have been obtained or made); (iii) result in any violation or breach of or loss of a material benefit under, or constitute a default (with or without notice or lapse of time or both) under, any Company Contract; (iv) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contract; (v) give rise to any termination, cancellation, amendment, modification or acceleration of any material rights or obligations under any Company Contract; or (vi) cause the creation or imposition of any Liens on any Company Assets, except for Permitted Liens, except, in the cases of clauses (i)(y) and (ii) – (vi), as would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to clause (G) of Section 8.1(35)).

        Section 3.7    Voting. (a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary to approve and adopt this Agreement and approve the Merger and the other transactions contemplated thereby.

            (b)     There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries, or to the Company’s Knowledge, any other Person, is a party with respect to the voting of any shares of capital stock of the Company or any of its Material Subsidiaries, other than the Voting Agreement. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Material Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities or other rights having the right to vote, on any matters on which shareholders of the Company may vote.

        Section 3.8    Financial Reports and SEC Documents. (a) The Company has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC since December 31, 2003 (the forms, statements, reports and documents filed or furnished with the SEC since December 31, 2003, including any amendments thereto, the “Company SEC Documents”). Each of the Company SEC Documents, at the time of its filing (except as and to the extent such Company SEC Document has been modified or superseded in any subsequent Company SEC Document filed or furnished and publicly available prior to the date of this Agreement), complied in all material respects with the applicable requirements of each of the Exchange Act and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). As of their respective dates, except as and to the extent modified or superseded in any subsequent Company SEC Document filed or furnished and publicly available prior to the date of this Agreement, the Company SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company SEC Documents included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (“SOX”), and the internal control report and attestation of the Company’s outside auditors required by Section 404 of SOX.

            (b)     Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presents in all material respects the results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that are not expected to be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) consistently applied during the periods involved, except as may be noted therein.

            (c)     The management of the Company has (x) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, by others within those entities, and (y) disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (B) any fraud known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since December 31, 2003, any material change in internal control over financial reporting or failure or inadequacy of disclosure controls required to be disclosed in any Company SEC Document has been so disclosed.

            (d)     To the Company’s Knowledge, from December 31, 2003 through the date of this Agreement, none of the Company or any of its Subsidiaries, or any director, officer, or employee of the Company or any of its Subsidiaries, has obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2003 (except for any of the foregoing that have been resolved without any material impact on the Company and its Subsidiaries, taken as a whole, and except for any of the foregoing which have no reasonable basis), except, in the case of any of such matters above, as would not, reasonably be expected to have a Company Material Adverse Effect.

        Section 3.9    Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against on the consolidated balance sheet of the Company dated as of September 30, 2006 (including the notes thereto) included in the Company SEC Documents or (ii) as incurred since the date thereof in the ordinary course of business consistent with past practice, neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any Company Joint Venture has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would reasonably be expected to have a Company Material Adverse Effect.

        Section 3.10    Absence of Certain Changes. (a) Since September 30, 2006, there has not been any Company Material Adverse Effect or any change, event or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

            (b)     Since September 30, 2006 and through the date of this Agreement, the Company and each of its Material Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, and there has not been any (i) action or event that, if taken on or after the date of this Agreement without MergerCo’s consent, would violate the provisions of any of Sections 5.1(a), (b), (c)(i) – (ii), (c)(iv) – (v), (d)(i) – (iii) or (d)(v)), (e) (except with respect to mergers or consolidations between entities that were wholly owned by the Company at the time of merger or consolidation), (f) (except with respect to dispositions of assets or securities having an aggregate value not in excess of $2,000,000 for all such dispositions for fair market value and except for sales of receivables pursuant to the Company’s receivables facility and collection and other sales and dispositions of assets in the ordinary course of business consistent with past practice), (g), (h), (j), (k), (l), (m), (n), (o) (except with respect to the Company’s Subsidiaries or former Subsidiaries), (q) and (r) or (ii) agreement or commitment to do any of the foregoing.

        Section 3.11    Litigation. There are no claims, actions, suits, judicial, administrative or regulatory proceedings, or investigations before any Governmental Entity (each, a “Legal Action”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any executive officer or director of Company or any of its Subsidiaries in connection with his or her status as a director or executive officer of the Company or any of its Subsidiaries which (i) is reasonably expected as of the date of this Agreement to involve an amount in controversy in excess of $1,000,000, (ii) would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, or (iii) would reasonably be expected to have a Company Material Adverse Effect. There is no outstanding Order against the Company or any of its Subsidiaries or by which any property, asset or operation of the Company or any of its Subsidiaries is bound or affected that would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, neither the Company, any Subsidiary of the Company, nor any executive officer or director of the Company or any such Subsidiary is under investigation by any Governmental Entity related to the conduct of the Company’s or any such Subsidiary’s business which would reasonably be expected to have a Company Material Adverse Effect.

        Section 3.12    Contracts. (a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by: (i) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) to be performed in full or in part after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Documents; (ii) any Contract which is a Company Joint Venture Agreement; (iii) any Contract which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000; (iv) any Contract which contains any non-competition, exclusivity or similar provision that would restrict or limit, in any material respect, the conduct of the business of the Company or any of its Subsidiaries; or (v) any Other Contract. Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), whether or not set forth in the Company Disclosure Letter or in the Company SEC Documents, together with the Customer Contracts, is referred to herein as a “Material Contract” (for purposes of clarification, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) to be performed after the date of this Agreement, whether or not filed with the SEC, is a Material Contract).

            (b)     (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries that is a party thereto, as applicable, and in full force and effect, other than any such Material Contract that expires or is terminated after the date hereof in accordance with its terms or amended by agreement with the counterparty thereto (provided that if any such Material Contract is so amended in accordance with its terms after the date hereof (provided such amendment is not prohibited by the terms of this Agreement), then to the extent the representation and warranty contained in this sentence is made or deemed made as of any date that is after the date of such amendment, the reference to “Material Contract” in the first clause of this sentence shall be deemed to be a reference to such contract as so amended), except where the failure to be valid, binding and in full force and effect would not reasonably be expected to have a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Material Contract, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries knows of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Material Contract, except where such default would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.13    Benefit Plans. (a) Section 3.13(a) of the Company Disclosure Letter contains a correct and complete list of each material Company Benefit Plan, other than a Foreign Benefit Plan. Each Company Benefit Plan, other than a Foreign Benefit Plan, that is a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA) (a “Multiple Employer Plan”) is denoted as such on Section 3.13(a) of the Company Disclosure Letter. No entity is a member of the Company’s “controlled group” (within the meaning of Section 414 of the Code) other than the Company and its Material Subsidiaries. The Company has no liability with respect to any plan, arrangement or practice of the type described in the definition of Company Benefit Plan other than the Company Benefit Plans.

            (b)     With respect to each material Company Benefit Plan, other than a Multiemployer Plan or a Foreign Benefit Plan, if applicable, the Company has provided to MergerCo correct and complete copies of (i) all plan texts and agreements and related trust agreements (or other funding vehicles); (ii) the most recent summary plan descriptions and material employee communications concerning the extent of the benefits provided under a Company Benefit Plan, other than a Multiemployer Plan; (iii) the two most recent annual reports (including all schedules); (iv) the two most recent annual audited financial statements and opinions; (v) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”); (vi) all material communications with any domestic Governmental Entity given or received since December 31, 2003; and (vii) any other documents, forms or other instruments relating to any Company Benefit Plan reasonably requested by ParentCo. There is no present intention that any Company Benefit Plan, other than a Multiemployer Plan, be materially amended, suspended or terminated, or otherwise modified to change benefits (or the level thereof) under any Company Benefit Plan, other than a Multiemployer Plan, at any time within the twelve months immediately following the date of this Agreement.

            (c)     Since December 31, 2005, there has not been any amendment or change in interpretation relating to any Company Benefit Plan, other than a Multiemployer Plan, which would, in the case of any Company Benefit Plan, other than a Multiemployer Plan, materially increase the cost of such Company Benefit Plan.

            (d)     With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such plan equals or exceeds the accumulated benefit obligation of such plan (whether or not vested) determined in accordance with Financial Accounting Standard No. 87; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this agreement will not result in the occurrence of any such reportable event; (iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries; and (v) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, and, to the Company’s Knowledge, no condition exists that is reasonably likely to cause such proceedings to be instituted or to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan. Neither the Company nor any of its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. Neither the Company nor any of its Subsidiaries would be reasonably expected to be liable for any material liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) (a “Withdrawal Liability”) that has not been satisfied in full. With respect to each Company Benefit Plan that is a Multiemployer Plan, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received any notification that any such plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

            (e)     Each Company Benefit Plan, other than a Multiemployer Plan, that requires registration with a Governmental Entity has been properly registered, except where any failure to register, would not reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan, other than a Multiemployer Plan, which is intended to qualify under Section 401(a) of the Code is so qualified and has been issued a favorable determination letter by the IRS with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and no event has occurred since the date of such qualification or exemption that would reasonably be expected to adversely affect such qualification or exemption. Each Company Benefit Plan, other than a Multiemployer Plan, has been established and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and other applicable Laws. No event has occurred and no condition exists that would subject the Company by reason of its affiliation with any current or former member of its “controlled group” (within the meaning of Section 414 of the Code) to any material (i) Tax, penalty, fine, (ii) Lien (other than a Permitted Lien) or (iii) other liability imposed by ERISA, the Code or other applicable Laws.

            (f)     There are no (i) Company Benefit Plans under which welfare benefits are provided to past or present employees of the Company and its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA or any similar state group health plan continuation Laws, the cost of which is fully paid by such employees or their dependents; or (ii) unfunded Company Benefit Plan obligations with respect to any past or present employees of the Company and its Subsidiaries that are not fairly reflected by reserves shown on the most recent financial statements contained in the Company SEC Documents, except as would not have or reasonably by expected to have a Company Material Adverse Effect.

            (g)     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code; (v) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (vi) result in the payment of any amount or the provision of any benefit that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

            (h)     There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that could result in any material liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries. With respect to any Company Benefit Plan, other than a Multiemployer Plan, (i) no Legal Actions (including any administrative investigation, audit or other proceeding by the Department of Labor or the Internal Revenue Service but other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) to the Knowledge of the Company, no events or conditions have occurred or exist that would reasonably be expected to give rise to any such Legal Actions, except in each case that would not reasonably be expected to have a Company Material Adverse Effect.

            (i)     Except as would not reasonably be expected to have a Company Material Adverse Effect, all Company Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained and funded in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

            (j)     Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company (i) has been operated since December 31, 2004 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) to the extent not subject to Section 409A of the Code because amounts were deferred in taxable years beginning before December 31, 2004, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004. Each Stock Option that would otherwise be subject to Section 409A of the Code has been granted with an exercise price no lower than “fair market value” (within the meaning of Section 409A of the Code) as of the grant date of such option, and no term of exercise of a Stock Option that would otherwise be subject to Section 409A of the Code has been extended after the grant date of such Stock Option. With respect to any nonqualified deferred compensation plan of the Company or any of its Subsidiaries that is subject to Section 409A of the Code, neither the Company nor any of its Subsidiaries has any obligation to any Person to cause any such plan to comply with Section 409A of the Code or to provide any “gross-up” or similar payment to any person in the event any such plan fails to comply with Section 409A of the Code.

            (k)     No Company Benefit Plan is or at any time within the past 6 years was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

            (l)     All contributions, transfers and payments in respect of any Company Benefit Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code.

            (m)     All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Company Benefit Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date.

            (n)     With respect to any insurance policy providing funding for benefits under any Company Benefit Plan, (i) there is no liability of the Company or any its Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof (provided that the representation in this clause (i) as to plans of Speedco, Inc. shall be limited to the Company’s Knowledge), and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Company’s Knowledge, no such proceedings with respect to any such insurer are imminent.

            (o)     The Company has reserved all rights necessary to amend or terminate each of the Company Benefit Plans without the consent of any other person.

            (p)     No Company Benefit Plan provides benefits to any individual who is not a current or former employee or director of the Company or a Subsidiary, or the dependents or other beneficiaries of any such current or former employee or director.

        Section 3.14    Labor Relations. (a) (i) Except as would not reasonably be expected to have a Company Material Adverse Effect: (x) none of the employees of the Company or its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted or threatened since December 31, 2005 or are being conducted or threatened, (y) neither the Company nor any of its Subsidiaries is a party to or negotiating any collective bargaining agreement or other labor Contract, and (z) there is no pending and, to the Knowledge of the Company, there is no threatened material strike, picket, work stoppage, work slowdown or other organized labor dispute affecting the Company or any of its Subsidiaries.

            (b)     Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no material unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

        Section 3.15    Taxes. (a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

                (i)     All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns are correct and complete in all respects.

                (ii)     The Company and its Subsidiaries have fully and timely paid, or are contesting in good faith by appropriate proceedings, all Taxes (whether or not shown to be due on the Tax Returns) required to be paid by any of them, and have withheld and paid over all Taxes required to have been withheld and paid over and have otherwise complied with all rules and regulations relating to the withholding or remittance of Taxes (including, without limitation, employee-related Taxes).

                (iii)     Neither the Company nor any of its Subsidiaries will be required to make any disclosure of an uncertain tax position pursuant to FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109) (“FIN 48”) with respect to any taxable year ending on or before December 31, 2006, except (a) to the extent any such uncertain position subject to disclosure, if determined adversely to the Company or one or more of its Subsidiaries, would not reasonably be expected to have a Company Material Adverse Effect and (b) to the extent any such uncertain position subject to disclosure is related to matters referred to in Section 5.15 hereof.

                (iv)     Neither the Company nor any of its Subsidiaries has taken or reported an uncertain position with respect to any item or items of Taxes, for any taxable period ending on or prior to the Closing Date, that are not income taxes covered by FIN 48, except to the extent such uncertain position, if determined adversely to the Company or one or more of its Subsidiaries, would not reasonably be expected to have a Company Material Adverse Effect.

                (v)     As of the date of this Agreement, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and, to the Knowledge of the Company, no request for any such waiver or extension is currently pending.

                (vi)     No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (including former Subsidiaries) has been informed by any jurisdiction that the jurisdiction may open an audit or other review of the Taxes of such entity or that the jurisdiction believes that such entity was required to file any Tax Return that was not filed.

                (vii)     Neither the Company nor any of its Subsidiaries is a party to any Tax sharing or similar Tax agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments on account of indemnification for Taxes after the Closing Date.

                (viii)     Neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 or 361 of the Code in the two years prior to the date of this Agreement.

                (ix)     Neither the Company nor any of its Subsidiaries has (i) filed any disclosure under Section 6662 of the Code or comparable or similar provision of state, local, or foreign Law to prevent the imposition of penalties with respect to any tax reporting position taken on any Tax Return, (ii) engaged in a “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), as modified by Notice 2006-6, 2006-5 I.R.B. 385, or (iii) engaged in any transaction identified as a “transaction of interest,” as defined in Proposed Treasury Regulation Section 1.6011-4(b)(6).

                (x)     Neither the Company nor any of its Subsidiaries has any actual or potential liability under Treasury Regulation section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, in accordance with any contractual obligation, or otherwise for any Taxes of any person other than the Company or any of its Subsidiaries.

                (xi)     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received on or prior to the Closing Date.

            (b)     (i) The Company has provided to ParentCo or any of its Affiliates correct and complete copies of (A) all material income Tax Returns filed by the Company or any of its Subsidiaries and (B) all material ruling requests, private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements, and similar documents sent to or received by the Company or any of its Subsidiaries relating to Taxes, in each case for Tax years ending in 2003 and thereafter.

                (ii)     The Company is not, and has not at any time during the last five years, been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

        Section 3.16    Environmental Liability. Except for matters that would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws, have been in compliance with all applicable Environmental Laws except for any such noncompliance that has been fully resolved, and have obtained or timely applied for or renewed all Environmental Permits necessary for their operations as currently conducted; (ii) there have been no Releases of any Hazardous Materials that require investigation or remediation by the Company or any of its Subsidiaries pursuant to any Environmental Law; (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that would reasonably be expected to have formed the basis of any Environmental Claim against the Company or any of its Subsidiaries; and (v) there is not located at any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries any underground storage tanks, asbestos containing materials or assets or equipment containing polychlorinated biphenyls in excess of 50 parts per million. The Company and each of its Subsidiaries have delivered or otherwise made available for inspection to MergerCo true, complete and correct copies and results of any reports, studies, or analyses possessed or initiated by the Company or any of its Subsidiaries pertaining to Hazardous Materials in, on, beneath or adjacent to any Material Facility or regarding the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws at such Facilities, in each case that disclose matters would reasonably be expected to have a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.16 and Section 3.19 shall be the sole and exclusive representations and warranties of the Company with respect to environmental matters.

        Section 3.17    Title to Real Properties. The Company and each of its Subsidiaries have good and valid title in fee simple to all their owned real property, as reflected in the most recent balance sheet included in the audited financial statements included in the Company SEC Documents, except for the properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries have good and valid leasehold interests in all real property leased by them, except as would not reasonably be expected to have a Company Material Adverse Effect. With respect to all leases under which the Company or any of its Subsidiaries lease any real property, such leases are in good standing, valid and effective against the Company and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default by the Company or, to the Company’s Knowledge, the counterparties thereto, other than failures to be in good standing, valid and effective and defaults under such leases which would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.18    Intellectual Property. Section 3.18 of the Company Disclosure Letter lists all patents, patent applications, registrations of or applications for trademarks, trade names and service marks, and registered copyrights and applications therefor, if any, owned by the Company or any of its Subsidiaries as of the date of this Agreement, the absence of which would have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries owns, or is licensed or otherwise has the right to use (in each case, free and clear of any Liens), all Intellectual Property used in and necessary to carry on its business as presently being conducted; (ii) none of the Company or any of its Subsidiaries is infringing on or otherwise violating the rights of any Person with regard to any Intellectual Property owned by, licensed to or otherwise used by the Company or any of its Subsidiaries, and the Company and each of its Subsidiaries is in compliance with the terms of all material licenses, agreements and contracts pursuant to which the Company or such Subsidiary has the right to use any Intellectual Property owned or developed by any other Person; (iii) there is no suit, claim, action, investigation or proceeding pending or, to the Company’s Knowledge, threatened with respect to, and the Company has not been notified of, any possible infringement by the Company or any of its Subsidiaries on the rights of any Person with regard to any Intellectual Property owned by, licensed to or otherwise used by the Company or any of its Subsidiaries and, to the Company’s Knowledge, no Person is infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by, licensed to or otherwise used by the Company or any of its Subsidiaries; and (iv) the Company and each of its Subsidiaries has taken commercially reasonable steps to protect their Intellectual Property and their rights thereunder, and to the Company’s Knowledge no rights to such Intellectual Property have been lost, diluted or otherwise impaired or are in jeopardy of being lost, diluted or otherwise impaired through failure to act by the Company or any of its Subsidiaries.

        Section 3.19    Permits; Compliance with Laws. (a) Each of the Company and its Subsidiaries is in possession of all authorizations, licenses, consents, certificates, registrations, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted in compliance with applicable Laws (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to hold such Company Permits, or the failure to be in full force and effect, would not be reasonably expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no suspension or cancellation of any of the Company Permits is pending or threatened, except where such suspension or cancellation would not be reasonably expected to have a Company Material Adverse Effect.

            (b)     Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is, or since December 31, 2005, has been in default or violation of (A) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (B) any Company Permit.

        Section 3.20    Takeover Statutes; Company Rights Agreement; Company Articles. (a) The approval by the Company Board of this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement, constitutes approval of this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement for purposes Section 490.1110 of the IBCA and represents the only action necessary to ensure that Section 490.1110 of the IBCA does not and will not apply to the execution, delivery, performance and consummation of this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

            (b)     The Company has taken all actions necessary to (a) render the Rights Agreement dated as of August 21, 2006 between the Company and Computershare Trust Company, N.A. (the “Company Rights Agreement”), inapplicable to this Agreement, the Voting Agreement and the Merger and (b) ensure that (i) none of ParentCo, MergerCo, or any of their direct or indirect parent entities shall be deemed to be an “Acquiring Person” (as defined in the Company Rights Agreement), (ii) none of a “Distribution Date,” a “Shares Acquisition Date,” a “Section 11(a)(ii) Event” or a “Section 13 Event” (as such terms are defined in the Company Rights Agreement) shall be deemed to occur or to have occurred, and (iii) the Rights (as defined in the Company Rights Agreement) will not become separable, distributable, unredeemable or exercisable, in the case of clauses (i), (ii) and (iii), as a result of (A) the approval, execution or delivery of this Agreement or the Voting Agreement, (B) the approval or the consummation of the Merger, (C) the approval or consummation of the other transactions contemplated by the Merger Agreement or the Voting Agreement, or (D) the announcement of any of the foregoing.

        Section 3.21    Interested Party Transactions. Except for employment or severance Contracts entered into in the ordinary course of business consistent with past practice and filed as an exhibit to a Company SEC Report, Section 3.21 of the Company Disclosure Letter (i) sets forth a correct and complete list of the contracts or arrangements under which the Company has any existing or future liabilities of the type required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (an “Affiliate Transaction”), between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present or former officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the Shares, or (C) any Affiliate of any such officer, director or owner or their respective immediate family members, since December 31, 2005, and (ii) identifies each Affiliate Transaction that is in existence as of the date of this Agreement. The Company has provided or made available to MergerCo or any of its Affiliates correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) providing for each Affiliate Transaction.

        Section 3.22    Information Supplied. None of the information included or incorporated by reference in the Company Proxy Statement or any other document filed with the SEC in connection with the Merger and the other transactions contemplated by this Agreement (the “Other Filings”) will, in the case of the Company Proxy Statement, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, or, in the case of any Other Filing, at the date it is first mailed to the Company’s shareholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by ParentCo, MergerCo or any of their respective Affiliates in connection with the preparation of the Company Proxy Statement or the Other Filings for inclusion or incorporation by reference therein. The Company Proxy Statement and the Other Filings that are filed by the Company will comply as to form in all material respects with the requirements of the Exchange Act.

        Section 3.23    Opinion of Financial Advisor. William Blair & Company, LLC (the “Company Financial Advisor”) has delivered to the Board of Directors of the Company its written opinion (or oral opinion to be confirmed in writing) to the effect that, as of the date of this Agreement and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion, the Merger Consideration is fair to the holders of each of the Common Stock, the Class A Common Stock and the Class B Common Stock (other than ParentCo and its Subsidiaries) from a financial point of view. The Company has provided to MergerCo a correct and complete copy of such opinion or, if such opinion has not been delivered to the Board of Directors of the Company in written form as of the execution of this Agreement, then the Board of Directors of the Company shall make a correct and complete copy of any such opinion received by it available to ParentCo or any of its Affiliates promptly following its delivery to the Board of Directors of the Company in written form.

        Section 3.24    Brokers and Finders. Other than the Company Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has provided to MergerCo a correct and complete copy of all agreements between the Company and the Company Financial Advisor under which the Company Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

        Section 3.25    Customers and Suppliers. Section 3.25 of Company Disclosure Letter lists the names of (i) with respect to the Company’s North American operations, the 25 largest national account or fleet customers and the 25 largest franchisees or dealers; (ii) with respect to the Company’s worldwide (excluding North American) operations, the 10 largest national account or fleet customers and the 25 largest franchisees or dealers; and (iii) the 10 largest suppliers (measured in each case by dollar volume of purchases or sales during the year ended December 31, 2005) of the Company. There exists no actual, and the Company has no Knowledge of any threatened, termination, cancellation or material limitation of, or any material change in, the business relationship of the Company with any national account or fleet customer, franchisee, supplier, group of customers or group of suppliers listed in Section 3.25 of Company Disclosure Letter.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MERGERCO AND PARENTCO

        Except as set forth in the letter (the “Acquiror Disclosure Letter”) delivered by ParentCo and MergerCo to the Company concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the Acquiror Disclosure Letter will be deemed to be disclosed in any other section of the Acquiror Disclosure Letter to the extent that it is reasonably apparent that such disclosure is applicable to such other section), ParentCo and MergerCo hereby represent and warrant to the Company as follows:

        Section 4.1    Organization and Power. MergerCo is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Iowa and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. ParentCo is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Nevada and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

        Section 4.2    Corporate Authorization. Each of MergerCo and ParentCo has all necessary corporate or other power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by MergerCo and ParentCo and the consummation by MergerCo and ParentCo of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other action on the part of MergerCo and ParentCo (including approval of this Agreement by ParentCo as the sole shareholder of MergerCo).

        Section 4.3    Enforceability. This Agreement has been duly executed and delivered by MergerCo and ParentCo and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of MergerCo and ParentCo, enforceable against MergerCo and ParentCo in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.

        Section 4.4    Governmental Authorizations. The execution, delivery and performance of this Agreement by MergerCo and ParentCo and the consummation by MergerCo and ParentCo of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity other than: (i) the filing of the Articles of Merger with the Secretary of State of the State of Iowa; (ii) applicable requirements of the Exchange Act; (iii) the filing by the Company with the SEC of the Company Proxy Statement; (iv) any filings required by, and any approvals required under, the rules and regulations of the NYSE or the Chicago Stock Exchange; (v) compliance with and filings under (A) the HSR Act, if applicable (B) any applicable requirements of the EC Merger Regulation, (C) the Competition Act (Canada) and the Investment Canada Act of 1984 (Canada), if applicable, and (D) applicable antitrust, competition premerger notification, trade regulation or merger control Laws of any other jurisdiction; and (vi) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a MergerCo Material Adverse Effect.

        Section 4.5    Non-Contravention. The execution, delivery and performance of this Agreement by MergerCo and ParentCo and the consummation by MergerCo and ParentCo of the transactions contemplated by this Agreement, including the Merger, do not and will not:

                (i)     conflict with, or result in any violation or breach of, any provision of the organizational documents of MergerCo or ParentCo;

                (ii)     conflict with, or result in any violation or breach of, any Laws or Orders applicable to MergerCo or ParentCo or any of their respective Subsidiaries or by which any assets of MergerCo or ParentCo or any of their respective Subsidiaries (“Acquiror Assets”) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.4 have been obtained or made), except as would not reasonably be expected to have a MergerCo Material Adverse Effect; or

                (iii)     conflict with, or result in any violation or breach of any provision of, or constitute a default under, or entitle any individual or entity to terminate, accelerate, modify or call a default under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or other debt obligation to which MergerCo or ParentCo or any of their respective Subsidiaries is a party, except as would not reasonably be expected to have a MergerCo Material Adverse Effect.

        Section 4.6    Information Supplied. None of the information supplied by or on behalf of MergerCo or ParentCo for inclusion in the Company Proxy Statement or the Other Filings will, in the case of the Company Proxy Statement, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, or, in the case of any Other Filing, at the date it is first mailed to the Company’s shareholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 4.7    Availability of Funds. ParentCo has sufficient immediately available funds, in cash, to pay the Merger Consideration and to pay any other amounts payable under this Agreement and to effect the transactions contemplated by this Agreement.

        Section 4.8    Interim Operations of MergerCo. MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations, and has no liabilities or obligations, other than those incident to its formation and in connection with the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of MergerCo is, and at the Effective Time will be, owned by ParentCo or a direct or indirect wholly owned Subsidiary of ParentCo.

        Section 4.9    Litigation. There is no Legal Action pending, or to the knowledge of ParentCo, threatened against Parent or any of its Subsidiaries that seeks to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.

        Section 4.10    Rights in Shares. At the time immediately preceding the date of this Agreement except as contemplated by the Voting Agreement, neither ParentCo nor any of its Affiliates has (a) any ownership or other interest in any Shares or (b) any right to acquire any ownership or other interest in, or to vote, any Shares, whether contingent or otherwise.

ARTICLE V
COVENANTS

        Section 5.1    Conduct of Business of the Company. Except as expressly required or expressly contemplated by this Agreement, as required by applicable Law, as approved in writing by ParentCo (which approval shall not be unreasonably withheld or delayed from the perspective of ParentCo) or as set forth in Section 5.1 of the Company Disclosure Letter, from the date of this Agreement through the Effective Time, the Company will, and will cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice in all material respects and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, including the services of its key employees and the goodwill of its customers, lenders, dealers, franchisees, suppliers, and other Persons with whom it has material business relationships. Without limiting the generality of the foregoing, except with the prior written consent of ParentCo (which consent shall not be unreasonably withheld or delayed from the perspective of ParentCo), as expressly required or expressly contemplated by this Agreement, as required by applicable Law or as set forth in Section 5.1 of the Company Disclosure Letter, from the date of this Agreement through the Effective Time, the Company will not, and will cause each of its Subsidiaries not to, take any of the following actions:

            (a)     propose or adopt any changes to the Company Organizational Documents;

            (b)     make, declare, set aside, or pay any dividend or distribution on any shares of its capital stock, other than dividends paid by a wholly owned Subsidiary to its parent corporation in the ordinary course of business; provided that the Company may declare and pay regular quarterly dividends, in each case not to exceed $0.34 per Share, consistent with past practice as to timing;

            (c)     (i) adjust, split, combine or reclassify or otherwise amend the terms of its capital stock, (ii) repurchase, redeem, purchase, acquire, encumber, or pledge, directly or indirectly, any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock, other than in connection with the cashless exercise of Stock Options or Company SARs, the cashless settlement of RSUs, the satisfaction of tax withholding obligations arising from the exercise, payment or vesting of any Company Equity Awards (to the extent provided by such Company Equity Awards as in effect on the date of this Agreement), (iii) issue, grant, deliver or sell any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights (which term, for purposes of this Agreement, will be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights), other than pursuant to (I)(A) the exercise of Stock Options or Company SARs or (B) the vesting or settlement of Company PUs and Company RSUs, in each case outstanding as of the Measurement Date, in all cases in accordance with the terms of the applicable award or plan as in effect on the date of this Agreement, or (II) the conversion of Class B Common Stock into Common Stock as provided for in Article IV, Section 4(f) of the Company’s articles of incorporation as in effect as of the date of this Agreement, (iv) enter into any contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights, except in each case as permitted under Section 5.1(d), or (v) register for sale, resale or other transfer any Shares under the Securities Act on behalf of the Company or any other Person;

            (d)     (i) increase the compensation or benefits payable or to become payable to, or make any payment not otherwise due to, any of its past or present directors, officers, or employees, except for increases in the ordinary course of business consistent with past practice in timing and amount or as required by the terms of a Company Benefit Plan as in effect on the date of this Agreement, (ii) other than in the ordinary course of business consistent with past practice or required by the terms of a Company Benefit Plan as in effect on the date of this Agreement, grant any severance or termination pay to any of its past or present directors or officers, (iii) other than in the ordinary course of business consistent with past practice, enter into any new employment or severance agreement with any of its past or present directors or officers, (iv) other than in the ordinary course of business consistent with past practice, establish, adopt, enter into, amend in any material respect or take any action to accelerate rights under any Company Benefit Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (v) contribute any funds to a “rabbi trust” or similar grantor trust, (vi) change any actuarial assumptions currently being utilized with respect to Company Benefit Plans, except as required by applicable Law or by GAAP, or (vii) grant any equity or equity-based awards to directors, officers or employees, except in each case to the extent required by GAAP, applicable Laws or by existing Company Benefit Plans set forth in Section 3.13(a) of the Company Disclosure Letter;

            (e)     merge or consolidate the Company or any of its Subsidiaries with any Person, other than mergers or consolidations in the ordinary course of business consistent with past practice involving wholly-owned Subsidiaries;

            (f)     sell, lease or otherwise dispose of an amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a Company Joint Venture ) or by property transfer, other than (1) sales of assets in the ordinary course of business consistent with past practice and (2) other sales or dispositions for fair market value not exceeding $2,000,000 in any single transaction and not exceeding $4,000,000 in the aggregate for all transactions;

            (g)     other than in the ordinary course of business consistent with past practice, mortgage or pledge any of its material assets (tangible or intangible), or create, assume or suffer to exist any Liens thereupon, other than Permitted Liens;

            (h)     make any acquisitions, by purchase or other acquisition of stock or other equity interests, or by merger, consolidation or other business combination (including formation of a Company Joint Venture) or make any material purchase(s) of any property or assets, from any Person (other than a wholly owned Subsidiary of the Company), in all such cases other than (1) acquisitions or purchases in the ordinary course of business operations consistent with past practice and (2) other acquisitions or purchases not exceeding $1,000,000 in any single transaction and not exceeding $3,000,000 in the aggregate for all transactions.

            (i)     (1) enter into, renew, extend, amend or terminate any Contract or Contracts that, individually or in the aggregate with other such entered, renewed, extended, amended or terminated Contracts, would reasonably be expected to have a Company Material Adverse Effect, or (2) materially amend in any manner adverse to the Company or any of its Subsidiaries, or terminate (other than termination in accordance with their terms), any Material Contract;

            (j)     incur, assume, guarantee or prepay any indebtedness for borrowed money or offer, place or arrange any issue of debt securities or commercial bank or other credit facilities, in either case other than any of the foregoing that is in the ordinary course of business;

            (k)     make any loans, advances or capital contributions to or investments in any other Person in excess of $500,000 in the aggregate for all such loans, advances, contributions and investments, other than (A) loans, advances or capital contributions (1) to or among wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (2) as required by contracts entered in the ordinary course of business consistent with past practice, or (B) advances to directors, officers and employees for business expenses incurred in the ordinary course of business consistent with past practice;

            (l)     authorize or make any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice and which during the period from the date hereof through the Closing Date (1) shall be made at times and in relative periodic amounts consistent with the Company’s capital expenditures made during fiscal 2006, and (2) shall not in the aggregate exceed by more than $1,000,000 the capital expenditures provided for in the Company’s projections for the full fiscal year 2007 (a copy of which projections has been provided to ParentCo);

            (m)     change its financial accounting policies or procedures, other than as required by Law, GAAP or the rules or policies of the Public Company Accounting Oversight Board, or write up, write down or write off the book value of any assets of the Company and its Subsidiaries, other than (i) in the ordinary course of business consistent with past practice or (ii) as may be required by Law, GAAP or the rules or policies of the Public Company Accounting Oversight Board;

            (n)     waive, release, assign, settle or compromise any Legal Actions, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages not in excess of $250,000 with respect to any individual case or series of related cases, or $500,000 in the aggregate, in any case without the imposition of any material restrictions on the future conduct of the business and operations of the Company or any of its Subsidiaries;

            (o)     adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Material Subsidiaries;

            (p)     settle or compromise any material Tax audit, make or change any material Tax election or file any material amendment to a material Tax Return, change any annual Tax accounting period or adopt or change any Tax accounting method (except as may be required by Law, GAAP or the rules or policies of the Public Company Accounting Oversight Board), enter into any material closing agreement, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

            (q)     enter into, materially amend in a manner adverse to the Company or any of its Subsidiaries, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction; or

            (r)     agree or commit to do any of the foregoing.

        Section 5.2    Other Actions. Each of MergerCo and ParentCo agrees that, from the date of this Agreement to the Effective Time, it shall not take any action or fail to take any action that is intended to, or would reasonably be expected to, result in any of the conditions to the Merger set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed.

        Section 5.3    Access to Information; Confidentiality. (a) Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide MergerCo and its Representatives and financing sources, at MergerCo’s expense, during normal business hours and upon reasonable advance notice, (i) such access to the officers, management employees, offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company and its Subsidiaries) as MergerCo reasonably may request and (ii) all documents that MergerCo reasonably may request. ParentCo and MergerCo shall abide by the terms of the Confidentiality Agreement with respect to the foregoing.

            (b)     No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

            (c)     Subject to applicable Law, within 20 Business Days after the date of this Agreement, the Company will provide to ParentCo a list of all Other Contracts as described in clause (i) of Section 8.1(91).

            (d)     Subject to applicable Law, within 20 Business Days after the date of this Agreement, the Company will provide to ParentCo the information described in Sections 3.13(a) and 3.13(b) with respect to Foreign Benefit Plans. From and after the delivery of such information, the representations and warranties in Sections 3.13(a) and 3.13(b) shall be deemed to be made with respect to such Foreign Benefit Plans.

        Section 5.4    No Solicitation. (a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.4(d), the Company agrees that neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

                (i)     initiate, solicit or knowingly encourage (including by way of providing information) or facilitate any inquiries, proposals or offers with respect to, or the making, or the completion of, a Takeover Proposal;

                (ii)     participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, or otherwise cooperate with or assist any Person in connection with a Takeover Proposal;

                (iii)     withdraw, modify or amend the Company Board Recommendation in any manner adverse to MergerCo;

                (iv)     approve, endorse or recommend any Takeover Proposal;

                (v)     enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to a Takeover Proposal; or

                (vi)     resolve, propose or agree to do any of the foregoing.

            (b)     The Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease any solicitations, discussions or negotiations existing on the date of this Agreement with any Person (other than the parties hereto) that has made or indicated an intention to make a Takeover Proposal. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.4.

            (c)     The Company shall notify MergerCo promptly (and in any event no later than the earlier of (1) within 48 hours of receipt or (2) 24 hours prior to taking any action contemplated by this Section 5.4) upon receipt by it or its Subsidiaries (after the Company or its Representatives obtains Knowledge thereof) or Representatives of (i) any Takeover Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information unrelated to a Takeover Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal. The Company shall notify MergerCo promptly (and in any event no later than the earlier of (1) within 48 hours of receipt or (2) 24 hours prior to taking any action contemplated by this Section 5.4) with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request (or, where no such copy is available or the disclosure thereof would cause the Takeover Proposal to be void, a description of the material terms and conditions of such Takeover Proposal, indication, inquiry or request), including any material modifications thereto. The Company shall keep MergerCo reasonably informed on a current basis (and in any event within 24 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status of any such Takeover Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto), including, except where the disclosure thereof would cause the Takeover Proposal to be void, furnishing copies of any written revised proposals. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify MergerCo orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Takeover Proposal pursuant to Section 5.4(d). The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement, and neither the Company nor any of its Subsidiaries is party to any agreement, which prohibits the Company from providing such information to MergerCo.

            (d)     Notwithstanding the foregoing, the Company shall be permitted, if it has otherwise complied with its obligations under this Section 5.4, but only prior to the satisfaction of the condition set forth in Section 6.1(a), to:

                (i)     engage in discussions or negotiations with a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, (A) the Company enters into an Acceptable Confidentiality Agreement with such Person and (B) the Company Board determines in good faith (1) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and (2) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws;

                (ii)     furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, the Company Board determines in good faith (A) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and (B) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws, but only so long as the Company (x) has caused such Person to enter into an Acceptable Confidentiality Agreement and (y) concurrently discloses the same such non-public information to MergerCo if such non-public information has not previously been disclosed to MergerCo;

                (iii)     withdraw, modify or amend the Company Board Recommendation in a manner adverse to MergerCo or ParentCo (a “Recommendation Change”), if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws; provided that, if such action is in response to or relates to a Takeover Proposal, then the Recommendation Change shall be taken only in compliance with Section 5.4(d)(iv);

                (iv)     in response to a Takeover Proposal not solicited in violation of this Section 5.4 which the Company Board has determined in good faith, after consultation with its outside financial advisor, constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by MergerCo pursuant to the provisos to this paragraph, (x) effect a Recommendation Change or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, such termination to be effective only if in advance of or concurrently with such termination the Company pays the Termination Fee in the manner provided for in Section 7.6(a); provided that the Company shall not make a Recommendation Change or terminate this Agreement unless: (1) the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws, (2) the Company shall have given MergerCo prompt written notice advising MergerCo of (A) the decision of the Company Board to take such action and (B) the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents, (3) the Company shall have given MergerCo five Business Days (or three Business Days in the event of each subsequent material revision to such Takeover Proposal) after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and shall have negotiated in good faith with MergerCo with respect to such proposed revisions or other proposal, if any, and (4) at the end of such period, the Company Board shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by MergerCo, if any, after consultation with outside legal counsel, that (A) in the case of a Recommendation Change, failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws and (B) in the case of a termination of this Agreement, that such Takeover Proposal remains a Superior Proposal relative to the Merger, as supplemented by any counterproposals made by MergerCo; provided that, in the event the Company Board does not make the determination referred to in clause (4) of this paragraph but thereafter determines to effect a Recommendation Change or to terminate this Agreement pursuant to this Section 5.4(d)(iv), the procedures referred to in clauses (1) – (4) above shall apply anew and shall also apply to any subsequent withdrawal, amendment or modification.

            (e)     Section 5.4(d) shall not prohibit the Company Board from disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall be deemed to be a withdrawal, modification or amendment of the Company Board Recommendation in a manner adverse to MergerCo unless the Company Board (x) expressly reaffirms its recommendation to its shareholders in favor of approval of this Agreement or (y) rejects such other Takeover Proposal.

            (f)     The Company shall not take any action to (i) amend the Company Rights Agreement or redeem the Rights (as defined in the Company Rights Agreement), or (ii) exempt any Person from the restrictions on “business combinations” contained in Section 490.1110 of the IBCA (or any similar provisions) or otherwise cause such restrictions not to apply, in each case, unless such actions are taken simultaneously with a termination of this Agreement in accordance with its terms.

        Section 5.5    Notices of Certain Events. (a) The Company will notify ParentCo promptly of (i) any written or, to the Knowledge of the Company, material oral communication from (x) any Governmental Entity, (y) any counterparty to any Company Joint Venture or (z) any counterparty to any Contract that alone, or together with all other Contracts with respect to which a communication is received, is material to the Company and its Subsidiaries, taken as a whole, alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (ii) any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iii) any Legal Actions commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), and (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.2(a) or 6.2(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed. With respect to any of the foregoing, subject to applicable Law, the Company will consult with MergerCo and its Representatives so as to permit the Company, MergerCo and ParentCo and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

            (b)     MergerCo and ParentCo will notify the Company promptly of (i) any written or, to the knowledge of MergerCo or ParentCo, material oral communication from any Governmental Entity alleging that the consent of such Governmental Entity (or other Governmental Entity) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from MergerCo, ParentCo or their Representatives), (ii) any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from MergerCo, ParentCo or their Representatives), (iii) any Legal Actions commenced against or otherwise affecting MergerCo, ParentCo or any of their Affiliates that are related to the transactions contemplated by this Agreement (and the response thereto from MergerCo, ParentCo or their Representatives), and (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.3(a) or 6.3(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed. With respect to any of the foregoing, subject to applicable Law, MergerCo and ParentCo will consult with the Company and its Representatives so as to permit the Company, MergerCo and ParentCo and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

        Section 5.6    Proxy Material; Shareholder Meeting. (a) In connection with the Company Shareholders Meeting, the Company will (i) as promptly as reasonably practicable after the date of this Agreement, prepare and file with the SEC the Company Proxy Statement, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filing and will provide copies of such comments to MergerCo promptly upon receipt, (iii) as promptly as reasonably practicable prepare and file (after MergerCo has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use all reasonable efforts to have cleared by the SEC and will thereafter mail to its shareholders as promptly as reasonably practicable, the Company Proxy Statement and all other customary proxy or other materials for the Company Shareholders Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable, prepare, file and distribute to the Company’s shareholders (in the case of the Company Proxy Statement) any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting, and (vi) otherwise use all reasonable efforts to comply with all requirements of Law applicable to the Company Shareholders Meeting. ParentCo and MergerCo shall cooperate with the Company in connection with the preparation and filing of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under the Exchange Act. The Company will provide MergerCo a reasonable opportunity to review and comment upon the Company Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. If, at any time prior to the Effective Time, any information relating to the Company, ParentCo or MergerCo or any of their respective Affiliates should be discovered by the Company, ParentCo or MergerCo which should be set forth in an amendment or supplement to the Company Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent required by applicable Law, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s shareholders.

            (b)     The Company Proxy Statement will include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation to the extent permitted under Section 5.4(d).

            (c)     The Company will call and hold the Company Shareholders Meeting as promptly as practicable following the date that the Company Proxy Statement is cleared by the SEC for mailing to the Company’s shareholders for the purpose of obtaining the vote of the shareholders of the Company necessary to satisfy the condition set forth in Section 6.1(a). The written consent of MergerCo will be required to adjourn or postpone the Company Shareholders Meeting (which consent shall not be unreasonably withheld or delayed); provided that, in the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the vote of the shareholders of the Company necessary to satisfy the condition set forth in Section 6.1(a), the Company will not adjourn or postpone the Company Shareholders Meeting unless the Company is advised by counsel that failure to do so could reasonably be expected to result in a breach of applicable Law, including the U.S. federal securities laws. The Company will, subject to Section 5.4(d), (i) use all reasonable efforts to solicit or cause to be solicited from its shareholders proxies in favor of approval of this Agreement and (ii) take all other reasonable action necessary to secure the vote of the shareholders of the Company necessary to satisfy the condition set forth in Section 6.1(a). Notwithstanding anything herein to the contrary, unless this Agreement is terminated in accordance with Section 7.1, 7.2, 7.3 or 7.4, the Company will take all of the actions contemplated by this Section 5.6 regardless of whether the Company Board has approved, endorsed or recommended another Takeover Proposal or has withdrawn, modified or amended the Company Board Recommendation, and will submit this Agreement for approval by the shareholders of the Company at such meeting.

        Section 5.7    Employees; Benefit Plans. (a) For a period of one year following the Closing Date (the “Continuation Period”), the Surviving Corporation and its Affiliates will provide current employees of the Company and its Subsidiaries (other than those employees covered by a collective bargaining agreement) as of the Effective Time who continue employment with the Surviving Corporation and its Affiliates (“Employees”) with compensation and benefits that are no less favorable in the aggregate than those provided under the Company’s compensation and benefit plans, programs, policies, practices and arrangements (excluding equity-based programs) in effect at the Effective Time (it being understood that discretionary incentive programs will remain discretionary); provided, however, that nothing herein will prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of the Surviving Corporation or interfere with the right or obligation of the Surviving Corporation or its Affiliates to make such changes as are necessary to comply with applicable Law. Notwithstanding anything to the contrary set forth herein, nothing herein shall preclude the Surviving Corporation or its Affiliates from terminating the employment of any Employee for any reason for which the Company could have terminated such Employee prior to the Effective Time.

            (b)     The Surviving Corporation and its Affiliates will honor all Company Benefit Plans (including any severance, retention, change of control and similar plans, agreements and written arrangements) described in Section 3.13(a) of the Company Disclosure Letter in accordance with their terms, subject to any amendment or termination thereof that may be permitted by such plans, agreements or written arrangements. Notwithstanding the preceding sentence, during the Continuation Period, the Surviving Corporation will provide all U.S. Employees (other than those covered by an individual agreement providing severance benefits outside the Company’s severance policies) who suffer a termination of employment with severance benefits no less favorable than those that would have been provided to such Employees under the severance policies as set forth in ParentCo’s Termination Pay and Benefit Plan for Certain Salaried Employees dated as of January 1, 2003, a copy of which has been heretofore provided to the Company.

            (c)     No provision of this Section 5.7 will create any third party beneficiary rights in any current or former employee, director or consultant of the Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter.

        Section 5.8    Directors’ and Officers’Indemnification and Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation relating to this Agreement and the transactions contemplated hereby, in which any present or former director or officer of the Company or any of its Subsidiaries (together, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any such Person in such capacity, or as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust or other entity at the request of such party, prior to the Effective Time, ParentCo shall cause the Surviving Corporation, including if necessary by providing funds to the Surviving Corporation (the “Indemnifying Party”) from and after the Effective Time, to indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law and the Company Organizational Documents (or any similar organizational document) of the Company or any of its Subsidiaries, when applicable, and any indemnity agreements applicable to any such Indemnified Party or any Contract between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such claim, action, suit, proceeding or investigation; provided, however, that the Indemnifying Party will not be liable for any settlement effected without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed from the perspective of ParentCo) and will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. It shall be a condition to the advancement of any amounts to be paid in respect of legal and other fees and expenses that the Indemnifying Party receive an undertaking by the Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law.

            (b)     The Surviving Corporation will (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers, of at least the same coverage and amounts containing terms and conditions that are no less favorable to the directors and officers of the Company) or (ii) obtain as of the Effective Time “tail” insurance policies with an extended reporting period of six years from the Effective Time from reputable and financially sound carriers with at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with this Agreement and the transactions contemplated hereby); provided, however that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain a directors’ and officers’ insurance and fiduciary liability policy providing the greatest coverage obtainable for an annual premium equal to the Maximum Premium.

            (c)     The provisions of this Section 5.8 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 5.8 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled (including rights pertaining to indemnification, advancement of expenses and exculpation from liabilities), whether pursuant to Law, Contract, the Company Organizational Documents (or similar organizational document) of the Surviving Corporation or any of its Subsidiaries or otherwise.

            (d)     In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Persons, or (ii) transfers all or substantially all of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors, assigns or transferees assume the obligations set forth in this Section 5.8.

Section 5.9    Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) obtaining all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) making, as promptly as practicable (and in any event within 20 Business Days after the date of this Agreement), an appropriate filing with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and submitting as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act, (iii) making, as promptly as practicable, appropriate filings (a) under the EC Merger Regulation, if required, (b) under the Competition Act (Canada) and the Investment Canada Act of 1984 (Canada), if required, and (c) under any other applicable antitrust, competition, premerger notification, trade regulation, or merger control Law, (iv) obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary to be obtained under Material Contracts in connection with the transactions contemplated by this Agreement; provided, however, that without the prior written consent of ParentCo (which consent shall not be unreasonably withheld or delayed from the perspective of ParentCo), the Company and its Subsidiaries may not pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, in connection with obtaining such consent, approval or waiver, (v) subject to first having used its reasonable best efforts to negotiate a reasonable resolution of any objections underlying such lawsuits or other legal proceedings, defending and contesting any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (vi) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of this Agreement.

            (b)     ParentCo, MergerCo and the Company will cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 5.9, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, and (y) as necessary to address good faith legal privilege or confidentiality concerns. Subject to applicable Law, neither party shall file any such document or take such action if the other party has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either (i) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or (ii) cause a condition set forth in Article VI to not be satisfied in a timely manner. None of ParentCo, MergerCo nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party (which consent shall not be unreasonably withheld or delayed).

            (c)     Each of ParentCo, MergerCo and the Company will promptly inform the other party upon receipt of any material communication from the FTC, the Antitrust Division or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If ParentCo, MergerCo or the Company (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with the FTC, the Antitrust Division or any other Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition, premerger notification, trade regulation, or merger control Law, including (subject to first having used reasonable best efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, decree, judgment, injunction or other Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

            (d)     Notwithstanding anything herein to the contrary, ParentCo shall not be required to, and the Company may not, without the prior written consent of MergerCo, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change its assets or business or any of its Affiliates, including the Company, in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and Orders would reasonably be expected to have a Retread Business Material Adverse Effect at or after the Effective Time. Notwithstanding anything in this Agreement to the contrary, the Company will, upon the request of ParentCo, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Closing occurs.

            (e)     Subject to applicable Law, prior to the Closing, the Company will use its best efforts to cooperate with ParentCo in order to maintain the business of the Company and the goodwill of its customers, dealers, franchisees and distributors on commercially reasonable terms, including in connection with renewals, renegotiations, extensions, amendments or terminations of contracts with such parties, and to minimize disruption to such parties and the Company as a result of the transactions contemplated by this Agreement. Subject to applicable Law, nothing set forth in the Confidentiality Agreement shall be deemed or construed to restrict or prohibit communications between ParentCo and such parties.

        Section 5.10    Public Announcements. Subject to applicable Law, ParentCo, MergerCo and the Company will consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. None of ParentCo, MergerCo nor the Company will issue any such press release or make any such public statement prior to such consultation, except to the extent that the disclosing party determines in good faith it is required to do so by applicable Laws or NYSE requirements, in which case that party will use all reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

        Section 5.11    Stock Exchange Listing. Promptly following the Effective Time, the Surviving Corporation will cause the Shares to be delisted from the NYSE and deregistered under the Exchange Act.

        Section 5.12    Fees and Expenses. Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) will be paid by the party incurring those Expenses, except (i) filing or similar fees incurred in connection with any filings required by, and any approvals required under, the HSR Act and EC Merger Regulation, the Competition Act (Canada) and the Investment Canada Act of 1984 (Canada), and applicable antitrust, competition, premerger notification, trade regulation or merger control Laws of any other jurisdiction, which shall be borne by ParentCo; and (ii) as otherwise provided in Sections 5.8 and 7.6.

        Section 5.13    Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, each of ParentCo, MergerCo and the Company and their respective boards of directors will (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

        Section 5.14    Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

        Section 5.15    Company Tax Statements. If legally able to do so, the Company shall deliver a statement, reasonably acceptable to ParentCo, satisfying the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and certifying that the Common Equity is not and has not been a United States real property interest within the meaning of Section 897(c)(1)(A) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Promptly after the execution of this Agreement, the Company will (i) provide and will cause its Subsidiaries and its and their respective Representatives to provide ParentCo and its Representatives such information and documentation as may be necessary to enable ParentCo to analyze and determine the tax status of the Company’s licensing subsidiary, (ii) at ParentCo’s request and direction, promptly make such filings and use its best efforts to obtain such approvals and consents as may be necessary to enable the Company to amend certain tax filings in respect thereof to reflect the occurrence of a consent dividend, and (iii) cooperate with ParentCo in connection with such analysis, determination, filings, approvals and consents, and use its best efforts to determine the tax status of the Company’s licensing subsidiary.

        Section 5.16    MergerCo Obligations. ParentCo shall cause MergerCo to comply with its obligations under this Agreement and the Voting Agreement.

ARTICLE VI
CONDITIONS

        Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

            (a)    Company Shareholder Approval. This Agreement will have been duly adopted by the Requisite Company Vote.

            (b)    Regulatory Approvals. (i) The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) will have expired or been terminated; (ii) if the EC Merger Regulation is applicable to the transactions contemplated hereby, the European Commission shall have issued a decision under Article 6(1)(b) or 8(1) or 8(2) of the EC Merger Regulation (or shall be deemed to have done so under Article 10(6) thereof), declaring the transactions contemplated hereby compatible with EC Common Market; (iii) all approvals in connection with the Competition Act (Canada) shall have been obtained, if applicable; and (iv) all other approvals or consents of the type referred to in Section 5.9(a)(iii)(c) shall have been obtained except, in the case of this clause (iv), those approvals or consents the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect at or after the Effective Time.

            (c)    No Injunctions or Restraints. No Governmental Entity will have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) which is then in effect that enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

        Section 6.2    Conditions to Obligations of ParentCo and MergerCo. The obligations of MergerCo and ParentCo to effect the Merger are also subject to the satisfaction or waiver by MergerCo (on behalf of itself and ParentCo) on or prior to the Closing Date of the following conditions:

            (a)    Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.2 (Corporate Authority), Sections 3.3(a) – (d) (Capitalization), Section 3.7(a) (Vote Required), Section 3.10(a) (Absence of Material Adverse Effect) and Sections 3.15(a)(iii) and 3.15(a)(iv) (Taxes) shall be true and correct in all respects (except, in the case of Sections 3.3(a) – (d) for immaterial inaccuracies, and, in the case of Section 3.7(a) for such inaccuracies as are actually cured by the vote received at the Company Shareholders Meeting), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date, and except for any change expressly permitted by this Agreement) and (ii) all other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date, and except for any change expressly permitted by this Agreement), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect set forth therein) does not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

            (b)    Performance of Covenants. The Company shall have performed (i) in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder on or prior to the Effective Time and (ii) in all respects the obligations set forth in Section 2.5(i)(ii).

            (c)    Officer’s Certificate. MergerCo will have received a certificate, signed by an officer of the Company, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

        Section 6.3    Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

            (a)    Representations and Warranties. The representations and warranties of ParentCo and MergerCo set forth herein shall be true and correct as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date, and except for any change expressly permitted by this Agreement), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or MergerCo Material Adverse Effect set forth therein) does not have, and would not reasonably be expected to have, a MergerCo Material Adverse Effect.

            (b)    Performance of Covenants. ParentCo and MergerCo shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them hereunder.

            (c)    Officer’s Certificate. The Company will have received a certificate, signed by the chief executive officer or the chief financial officer of each of ParentCo and MergerCo, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

        Section 7.1    Termination by Mutual Consent. This Agreement may be terminated, whether before or after satisfaction of the condition set forth in Section 6.1(a), at any time prior to the Effective Time by mutual written consent of MergerCo (on behalf of itself and ParentCo) and the Company.

        Section 7.2    Termination by Either MergerCo or the Company. This Agreement may be terminated by either MergerCo or the Company at any time prior to the Effective Time:

            (a)     whether before or after satisfaction of the condition set forth in Section 6.1(a), if the Merger has not been consummated by May 31, 2007 or such other date as MergerCo and the Company agreed to in writing, provided that such date shall be extended for a period not to exceed 180 days to the extent necessary to obtain the approvals of Governmental Entities described in Section 6.1(b) (the “Outside Date”), except that the right to terminate this Agreement under this clause will not be available to any party to this Agreement whose failure to fulfill any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

            (b)     if this Agreement has been submitted to the shareholders of the Company for approval at a duly convened Company Shareholders Meeting and the vote required by the condition set forth in Section 6.1(a) shall not have been obtained at such meeting (including any adjournment or postponement thereof); or

            (c)     whether before or after satisfaction of the condition set forth in Section 6.1(a), if any Law prohibits consummation of the Merger or if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

        Section 7.3    Termination by MergerCo. This Agreement may be terminated by MergerCo at any time prior to the Effective Time:

            (a)     if (i) the Company Board withdraws, modifies or amends the Company Board Recommendation in any manner adverse to MergerCo or ParentCo, (ii) the Company Board approves or recommends any Takeover Proposal other than the Merger, or (iii) the Company or the Company Board resolves or publicly announces its intention to do any of the foregoing, in any case whether or not permitted by Section 5.4;

            (b)     provided that MergerCo and ParentCo are not then in material breach of their obligations under this Agreement and provided further that (i) the Company shall have given ParentCo written notice of such breach, and (ii) such breach is not cured within 10 Business Days after ParentCo’s receipt of written notice asserting such breach or failure from the Company, if the Company (A) materially breaches its obligations under Section 5.4 or the Company Board or any committee thereof shall resolve to do any of the foregoing or (B) materially breaches its obligations under Section 5.6(a), 5.6(b) or 5.6(c) and such breach is not cured within 10 Business Days after the Company’s receipt of written notice asserting such breach or failure from MergerCo; or

            (c)     provided that MergerCo and ParentCo are not in material breach of their obligations under this Agreement, if a breach or failure of any representation, warranty or covenant of the Company contained in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) such breach is not capable of being cured prior to the Outside Date.

        Section 7.4    Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:

            (a)     provided that the Company is not in material breach of its obligations under this Agreement, if a breach or failure of any representation, warranty or covenant of MergerCo or ParentCo contained in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) such breach is not capable of being cured, or is not cured, within thirty (30) days after the Company provides MergerCo with written notice thereof; or

            (b)     pursuant to and in accordance with Section 5.4(d)(iv); provided, however, that the Company shall not terminate this Agreement pursuant to this paragraph, and any purported termination pursuant to this paragraph shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee in the manner provided for in Section 7.6(a).

        Section 7.5    Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents), except that the provisions of Section 5.12, the indemnity and reimbursement provisions of Section 5.14, this Section 7.5, Section 7.6 and Article VIII, together with the Confidentiality Agreement, will survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from liabilities for damages incurred or suffered by the other party as a result of any willful and material breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

        Section 7.6    Fees and Expenses Following Termination. (a) The Company will pay, or cause to be paid, to an account or accounts designated by ParentCo, by wire transfer of immediately available funds an amount equal to $32,000,000 (the “Termination Fee”), less any Acquiror Expenses, if any, previously paid:

                (i)     if this Agreement is terminated by MergerCo pursuant to Section 7.3(a) or Section 7.3(b), in which event payment will be made within two Business Days after such termination;

                (ii)     if this Agreement is terminated by the Company pursuant to Section 7.4(b), in which event payment must be made in advance of or concurrent with such termination;

                (iii)     if (A) a Takeover Proposal (or the intention of any Person to make one), whether or not conditional, shall have been made known (publicly, in the case of a termination pursuant to Section 7.2(b)) or publicly announced and, in the case of termination pursuant to Section 7.2(b), not publicly withdrawn at least two Business Days prior to the Company Shareholders Meeting, (B) this Agreement is terminated by MergerCo pursuant to Section 7.2(a), by MergerCo or the Company pursuant to Section 7.2(b) or, other than for a nonwillful breach of a representation, warranty, covenant or agreement of the Company contained herein, by MergerCo pursuant to Section 7.3(c), and (C) within 12 months following the date of such termination, the Company enters into a definitive agreement providing for the implementation of any Takeover Proposal or consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which event payment will be made on or prior to the earlier of the date on which the Company (i) enters into such definitive agreement or (ii) consummates such Takeover Proposal, as applicable. For purposes of the this Section 7.6 only, references in the definition of the term “Takeover Proposal” to the figure “15%” will be deemed to be replaced by the figure “50%.”

            (b)     If this Agreement is terminated by MergerCo under the provisions referred to in clause (B) of Section 7.6(a)(iii) (or could have been terminated under such section) and the circumstances referred to in clause (A) of Section 7.6(a)(iii) shall have occurred prior to such termination but the Termination Fee (or any portion thereof) has not been paid and is not payable because the circumstances referred to in clause (C) of Section 7.6(a)(iii) shall not have occurred, then the Company shall pay, to an account or accounts designated by ParentCo, as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all of ParentCo’s and MergerCo’s documented out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by ParentCo, MergerCo and their Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (“Acquiror Expenses”), which amount shall not be greater than $5,500,000; provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.6(a)(iii) shall not relieve the Company of its obligations to pay the Acquiror Expenses pursuant to this Section 7.6(b); and provided, further that the payment by the Company of Acquiror Expenses pursuant to this Section 7.6(b) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.6(a)(iii).

            (c)     Each of the Company, MergerCo and ParentCo acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, MergerCo and ParentCo would not have entered into this Agreement, and that any amounts payable pursuant to this Section 7.6 do not constitute a penalty. If the Company fails to pay as directed in writing by ParentCo any amounts due to accounts designated by ParentCo pursuant to this Section 7.6 within the time periods specified in this Section 7.6, the Company or MergerCo, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by ParentCo in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. Notwithstanding anything to the contrary in this Agreement and other than in cases of a willful and material breach by the Company of its representations, warranties, covenants and other agreements set forth in this Agreement, if the Termination Fee becomes payable and is paid by the Company pursuant to this Section 7.6, the Termination Fee shall be ParentCo’s and MergerCo’s sole and exclusive remedy under this Agreement.

        Section 7.7    Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, whether before or after shareholder approval hereof, so long as (a) no amendment that requires further shareholder approval under applicable Laws after shareholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by each of MergerCo (on behalf of itself and ParentCo) and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

        Section 7.8    Extension; Waiver. At any time prior to the Effective Time, MergerCo (on behalf of itself and ParentCo), on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII
MISCELLANEOUS

        Section 8.1    Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

        (1)     “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement may include provisions that are less favorable to the Company than those contained in the Confidentiality Agreement so long as the Company offers to amend the Confidentiality Agreement, concurrently with execution of such Acceptable Confidentiality Agreement, to include substantially similar provisions.

        (2)     “Acquiror Assets” has the meaning set forth in Section 4.5.

        (3)     “Acquiror Disclosure Letter” has the meaning set forth in Article IV.

        (4)     “Acquiror Expenses” has the meaning set forth in Section 7.6(b).

        (5)     “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

        (6)     “Affiliate Transaction” has the meaning set forth in Section 3.21.

        (7)     “Agreement” has the meaning set forth in the Preamble.

        (8)     “Antitrust Division” has the meaning set forth in Section 5.9(a).

        (9)     “Articles of Merger” has the meaning set forth in Section 1.3.

        (10)     “Book-Entry Shares” has the meaning set forth in Section 2.1(c).

        (11)     “Business Day” means any day, other than Saturday, Sunday or a day on which banking institutions in the City of New York are generally closed.

        (12)     “Certificate” has the meaning set forth in Section 2.1(c).

        (13)     “Class A Common Stock” has the meaning set forth in the Recitals.

        (14)     “Class B Common Stock” has the meaning set forth in the Recitals.

        (15)     “Closing” has the meaning set forth in Section 1.2.

        (16)     “Closing Date” has the meaning set forth in Section 1.2.

        (17)     “COBRA” has the meaning set forth in Section 3.13(f).

        (18)     “Code” means the Internal Revenue Code of 1986, as amended.

        (19)     “Common Equity” has the meaning set forth in the Recitals.

        (20)     “Common Equity Award Plan” has the meaning set forth in Section 3.3(e).

        (21)     “Common Stock” has the meaning set forth in the Recitals.

        (22)     “Company” has the meaning set forth in the Preamble.

        (23)     “Company Articles” means the Company’s Amended and Restated Articles of Incorporation.

        (24)     “Company Assets” has the meaning set forth in Section 3.6.

        (25)     “Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, maintained or contributed to by the Company or any Subsidiary of the Company, in each case under which any past or present director, officer, or employee of the Company or any of its Subsidiaries has any present or future right to benefits.

        (26)     “Company Board” has the meaning set forth in Section 3.2(a).

        (27)     “Company Board Recommendation” has the meaning set forth in Section 3.2(a).

        (28)     “Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound.

        (29)     “Company DEU” means an outstanding dividend equivalent unit with respect to one Share granted to an Employee under a Common Equity Award Plan.

        (30)     “Company Disclosure Letter” has the meaning set forth in Article III.

        (31)     “Company Equity Awards” means all Stock Options, shares of Restricted Stock, Performance Shares, Company SARs, Company RSUs, Company PUs and Company DEUs.

        (32)     “Company Financial Advisor” has the meaning set forth in Section 3.23.

        (33)     “Company Joint Venture” means, with respect to the Company, any Person in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other Person performing similar functions but in which the Company has rights with respect to the management of such Person, other than ownership of any equity interest in connection with a particular dealer and franchisee Contract.

        (34)     “Company Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (i) is materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent the Company from consummating the Merger; provided, however, that “Company Material Adverse Effect” shall not be deemed to mean or include any event, state of facts, circumstance, development, change or effect resulting from (A) (1) changes in general economic or political conditions or changes affecting the securities or financial markets in general or (2) a worsening of current conditions caused by the commencement, continuation or escalation of an act of terrorism or war (whether declared or not declared) occurring after the date of this Agreement or any natural disasters or any national or international calamity, except, in the case of either clause (1) or (2), to the extent such changes or developments have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company or any of its Subsidiaries conducts its businesses; (B) any action taken at the written request, or with the written approval, of ParentCo or MergerCo; (C) general changes affecting the industries in which the Company or any of its Subsidiaries operates, except to the extent such changes or developments have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company or any of its Subsidiaries conducts its businesses; (D) changes in GAAP, the rules or policies of the Public Company Accounting Oversight Board or Laws of general applicability, except to the extent such changes or developments have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company or any of its Subsidiaries conducts its businesses; (E)(I)any change in the market price or trading volume of securities of the Company, in and of itself, or (II) any failure by the Company to meet any estimates or projections of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, in and of itself, but excluding for the avoidance of doubt under foregoing (E)(I) and (E)(II) any event, state of facts, circumstance, development, change or effect giving rise to any such change or failure; (F) provided that the Company has complied in all material respects with its obligations under Section 5.1 of this Agreement, any change after the date of this Agreement in the price of raw materials of the type and grade customarily purchased by the Company and its Subsidiaries in the ordinary course of business and consistent with past practice; (G) after the date of this Agreement, any decision by customers, dealers, franchisees or distributors to terminate or breach an existing contract or the failure by the Company to renew any such contract on terms substantially similar to, or more favorable to the Company than, existing contract terms, provided that (1) the Company has used its best efforts to renew such contractual relationship or enter into a new contractual relationship on commercially reasonable terms, and (2) the Company has complied in all material respects with its obligations in Sections 5.1, 5.3, 5.5, and 5.9(e) of this Agreement; providedfurther that this clause (G) shall not apply if the termination, breach or failure to renew was caused by the Company or any of its Subsidiaries being in material breach of its contractual relationship with such party; or (H) proximately the result of the public announcement of the execution and delivery of this Agreement and any actions, events or circumstances arising therefrom.

        (35)     “Company Organizational Documents” means the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each Material Subsidiary, in each case as in effect on the date of this Agreement.

        (36)     “Company Permits” has the meaning set forth in Section 3.19(a).

        (37)     “Company PU” means an outstanding performance unit with respect to one Share granted to an Employee under a Common Equity Award Plan.

        (38)     “Company Proxy Statement” has the meaning set forth in Section 3.5.

        (39)     “Company Rights Agreement” has the meaning set forth in Section 3.20(b).

        (40)     “Company RSU” means an outstanding restricted stock unit with respect to one Share granted to an Employee under a Common Equity Award Plan.

        (41)     “Company SAR” means an outstanding stock appreciation right with respect to one Share granted to an Employee under a Common Equity Award Plan.

        (42)     “Company SEC Documents” has the meaning set forth in Section 3.8(a).

        (43)     “Company Shareholders Meeting” has the meaning set forth in Section 3.5.

        (44)     “Confidentiality Agreement” means that certain confidentiality letter agreement, dated as of September 18, 2006, by and between the Company and ParentCo.

        (45)     “Continuation Period” has the meaning set forth in Section 5.7(a).

        (46)     “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

        (47)     “Customer Contracts” means the Company’s (i) 25 largest North American national account or fleet customer Contracts; (ii) 25 largest North American franchisee or dealer Contracts; (iii) 10 largest worldwide (excluding North American) national account or fleet customer Contracts; and (iv) the 25 largest worldwide (excluding North American) franchisee or dealer Contracts.

        (48)     “Dissenting Shares” has the meaning set forth in Section 2.3.

        (49)     “Dissenting Shareholder” has the meaning set forth in Section 2.3.

        (50)     “EC Merger Regulation” has the meaning set forth in Section 3.5.

        (51)     “Effective Time” has the meaning set forth in Section 1.3.

        (52)     “Employees” has the meaning set forth in Section 5.7(a).

        (53)     “Environmental Claims” means, in respect of any Person, (i) any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, liens, proceedings or written notices of noncompliance or violation by any Governmental Entity, alleging potential presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, or (ii) any and all legal proceedings, actions, liens or claims for indemnification, cost recovery, compensation, requests or claims for remediation, claims or notices of claims for personal injury, medical monitoring, property damage or loss of property value or injunctive relief from any Person relating to the presence or Release of, or exposure to, any Hazardous Materials.

        (54)     “Environmental Laws” means all applicable federal, state, local and foreign laws and any condition in any Environmental Permit, including any international conventions, protocols and treaties, common law, rules, regulations, ordinances, orders, decrees, judgments or binding agreements issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, health and safety, the Release of or exposure to Hazardous Materials, natural resources or the protection, investigation or restoration of the environment.

        (55)     “Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under applicable Environmental Laws.

        (56)     “Equity Award Waivers” has the meaning set forth in Section 2.5(h).

        (57)     “ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

        (58)     “Exchange Act” has the meaning set forth in Section 3.5.

        (59)     “Excluded Share(s)” has the meaning set forth in Section 2.1(b).

        (60)     “Expenses” has the meaning set forth in Section 5.12.

        (61)     “FIN 48” has the meaning set forth in Section 3.15(a)(iii).

        (62)     “Foreign Benefit Plan” means a Company Benefit Plan that (1) is required by non-US Law to be maintained or contributed to by any non-US Subsidiary of the Company and under which any past or present director, officer, or employee of any such Subsidiary has any present or future right to benefits, and (2) provides rights to benefits that are not materially more favorable to participants than those required by foreign Law to be provided to such participants.

        (63)     “FTC” has the meaning set forth in Section 5.9(a).

        (64)     “GAAP” has the meaning set forth in Section 3.8(b).

        (65)     “Governmental Entity” has the meaning set forth in Section 3.5.

        (66)     “Hazardous Materials” means (i) any substance that is listed, classified or regulated as hazardous or toxic or a pollutant or contaminant under any Environmental Laws, including but not limited to materials that are deemed hazardous pursuant to any Environmental Laws due to their ignitability, corrosivity or reactivity characteristics; or (ii) any gasoline or petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, toxic molds or radon.

        (67)     “HSR Act” has the meaning set forth in Section 3.5.

        (68)     “IBCA” has the meaning set forth in Section 1.1

        (69)     “Indemnified Parties” has the meaning set forth in Section 5.8(a).

        (70)     “Indemnifying Party” has the meaning set forth in Section 5.8(a).

        (71)     “Intellectual Property” means trademarks (registered or unregistered), service marks, brand names, certification marks, trade dress, assumed names, trade names, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patented, patentable or not in any jurisdiction; chemical formulas and manufacturing processes; computer programs and software (including source code, object code and data), know-how and any other technology; trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrighted, copyrightable or not in any jurisdiction; registration or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights similar to any of the foregoing; licenses, immunities, covenants not to sue and the like relating to any of the foregoing; and any claims or causes of action arising out of or related to any infringement, misuse or misappropriation of any of the foregoing.

        (72)     “IRS” has the meaning set forth in Section 3.13(b).

        (73)     “Joint Venture Agreements” means such Contracts with respect to Company Joint Ventures as the Company has provided to ParentCo or any of its Affiliates prior to the date of this Agreement.

        (74)     “Knowledge” means, when used with respect to the Company, the actual knowledge of the Persons set forth in Section 8.1 of the Company Disclosure Letter.

        (75)     “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, executive orders or legally enforceable requirements enacted, issued, adopted, promulgated or applied by any Governmental Entity.

        (76)     “Legal Action” has the meaning set forth in Section 3.11.

        (77)     “Liabilities” means any losses, liabilities, claims, damages or expenses, including reasonable legal fees and expenses.

        (78)     “Liens” means any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, collateral security arrangements, conditional and installment agreements, claims, covenants, conditions, restrictions, reservations, options, rights of first offer or refusal, charges, easements, rights-of-way, encroachments, third party rights or other encumbrances or title imperfections or defects of any kind or nature.

        (79)     “Material Contract” has the meaning set forth in Section 3.12(a).

        (80)     “Material Facility” means the facilities of the Company and its Subsidiaries at (i) 6500 49th Street, Muscatine, Iowa; (ii) Plant 4, 6501 49th Street, Muscatine, Iowa; (iii) Plant 5, 6501 49th Street, Muscatine, Iowa; (iv) Plant 8, 4600 61st Street, Muscatine, Iowa; (v) 4750 FM 18, Abilene, Texas; (vi) 2500 Thompson, Long Beach, California; (vii) 801 Greenbelt Parkway, Griffin, Georgia; (viii) 3904 South Hoyt Avenue, Muncie, Indiana; (ix) 505 W. Industry, Oxford, North Carolina; (x) 5230 Royal Boulevard, Shawingan, Ontario, Canada; (xi) Siemensiaan 15, Lanklaar, Belgium; (xii) 37510 Leon GTO, Leon, Mexico; (xiii) Avenue Mercedes Benz, Campinas, Brazil; (xiv) R. Celso Delle Done, Campinas, Brazil; and (xv) Bairro Campo, Mafra, Brazil.

        (81)     “Material Subsidiaries” means the Subsidiaries of the Company required to be set forth on Exhibit 21 to the Company’s annual report filed with the SEC on Form 10-K for the fiscal year ended December 31, 2005.

        (82)     “Maximum Premium” has the meaning set forth in Section 5.8(b).

        (83)     “Measurement Date” has the meaning set forth in Section 3.3(a).

        (84)     “Merger” has the meaning set forth in Section 1.1.

        (85)     “MergerCo” has the meaning set forth in the Preamble.

        (86)     “MergerCo Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, would prevent MergerCo or ParentCo from consummating the Merger.

        (87)     “Merger Consideration” has the meaning set forth in Section 2.1(b).

        (88)     “Multiemployer Plan” has the meaning set forth in Section 3.13(a).

        (89)     “Multiple Employer Plan” has the meaning set forth in Section 3.13(a).

        (90)     “NYSE” has the meaning set forth in Section 3.5.

        (91)     “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

        (92)     “Other Contracts” means (i) any supplier Contract with a duration of twelve (12) months or longer and valued at $5,000,000 or greater and (ii) any Contract to contribute capital, loan money or otherwise provide funds or make investments in any Person involving amounts in excess of $1,000,000 individually or $3,000,000 in the aggregate.

        (93)     “Other Filings” has the meaning set forth in Section 3.22.

        (94)     “Outside Date” has the meaning set forth in section 7.2(a).

        (95)     “ParentCo” means the meaning set forth in the preamble.

        (96)     “Paying Agent” has the meaning set forth in Section 2.2(a).

        (97)     “Payment Fund” has the meaning set forth in Section 2.2(a).

        (98)     “PBGC” means the Pension Benefit Guaranty Corporation.

        (99)     “Performance Share” means the right to receive Shares granted to an Employee under a Common Equity Award Plan upon achievement of a performance goal.

        (100)     “Permits” has the meaning set forth in Section 3.19(a).

        (101)     “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; or (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; and (vii) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on, or materially affect the use or benefit to the owner of, the assets or properties to which they specifically relate.

        (102)     “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

        (103)     “Preferred Stock” has the meaning set forth in Section 3.3(a).

        (104)     “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment.

        (105)     “Recommendation Change” has the meaning set forth in Section 5.4(d).

        (106)     “Representatives” means, when used with respect to ParentCo, MergerCo or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of ParentCo, MergerCo or the Company, as applicable, and its Subsidiaries.

        (107)     “Requisite Company Vote” means the approval of this Agreement where (i) the votes cast by the holders of Class B Common Stock (to the extent then outstanding) and Common Stock, voting together as a single class, favoring the action exceed the votes cast by such holders opposing the action, and (ii) the votes cast by the holders of Class A Common Stock, Class B Common Stock (to the extent then outstanding) and Common Stock, each voting separately as a class, favoring the action exceed the votes cast by such holders opposing the action, in each case at a meeting of such holders at which a quorum (determined in accordance with Section 490.725 of the Iowa Business Corporation Act) is present with respect to each vote described in clauses (i) and (ii) above.

        (108)     “Restricted Stock” means restricted Shares granted to an Employee under a Common Equity Award Plan.

        (109)     “Retread Business Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other another events, states of fact, circumstances, developments, changes or effects, is materially adverse to (a) the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, and (b) the business, assets, liabilities, financial condition or results of operations of the retread product and services business of ParentCo and its Affiliates, taken, as to (a) and (b), as a whole.

        (110)     “SEC” has the meaning set forth in Section 3.5.

        (111)     “Securities Act” has the meaning set forth in Section 3.8(a).

        (112)     “Share(s)” has the meaning set forth in Section 2.1(b).

        (113)     “SOX” has the meaning set forth in Section 3.8(a).

        (114)     “Stock Options” has the meaning set forth in Section 2.5(a).

        (115)     “Subsidiary” means, when used with respect to ParentCo, MergerCo or the Company, any other Person (whether or not incorporated) that ParentCo, MergerCo or the Company, as applicable, directly or indirectly owns or has the power to vote or control more than 50% of any class or series of capital stock or other equity interests of such Person.

        (116)     “Superior Proposal” means any bona fide written Takeover Proposal that the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation, which may be the Company Financial Advisor) to be more favorable (taking into account (i) any legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and other transactions contemplated by this Agreement deemed relevant by the Board of Directors, and (ii) the anticipated timing, conditions (including financing conditions) and prospects for completion of such Takeover Proposal) to the Company’s shareholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by ParentCo to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that the reference to “15%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%".

        (117)     “Surviving Corporation” has the meaning set forth in Section 1.1.

        (118)     “Takeover Proposal” means any proposal or offer from any Person or group of Persons other than MergerCo, ParentCo or their Affiliates relating to any direct or indirect acquisition or purchase of (i) a business or division (or more than one of them) that in the aggregate constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (ii) 15% or more of the equity interest in the Company (by vote or value), (iii) any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 15% or more of the equity interest (by vote or value) in the Company, or (iv) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole).

        (119)     “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or similar agreements to pay or indemnify any other Person on account of Taxes.

        (120)     “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

        (121)     “Termination Fee” has the meaning set forth in Section 7.6(a).

        (122)     “Treasury Regulations” means the Treasury regulations promulgated under the Code.

        (123)     “Voting Agreement” has the meaning set forth in the Recitals.

        (124)     “Withdrawal Liability” has the meaning specified in Section 3.13(d).

        Section 8.2    Interpretation. The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions will apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. All references in this Agreement, the Company Disclosure Letter and the Acquiror Disclosure Letter to Articles, Sections and Annexes refer to Articles and Sections of, and Annexes to, this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, including the Annexes and Schedules hereto, and not to any particular provision of this Agreement. The word “or” will be inclusive and not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and successors and permitted assigns.

        Section 8.3    Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.3 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time, including Sections 5.7 and 5.8. Without limiting the preceding sentence, the covenants and agreements of the parties contained in Sections 7.5 (and the Sections referred to therein) and 7.6 and Article VIII of this Agreement shall survive termination of this Agreement in accordance with their terms. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

        Section 8.4    Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Iowa, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

        Section 8.5    Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the District Court of Iowa, Scott County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the Southern District of Iowa. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws will be valid and sufficient service thereof.

        Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.5, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

        Section 8.6    Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

        Section 8.7    Notices. Any notice, request, instruction or other communication under this Agreement will be in writing and delivered by hand or overnight courier service or by facsimile:

If to MergerCo or ParentCo, to:

Bridgestone Americas Holding, Inc.
535 Marriott Drive
Nashville, Tennessee 37214

Facsimile: (615) 937-1402
Attention: Gary A. Garfield, Esq.

with copies (which will not constitute notice to MergerCo or ParentCo) to:

Jones Day
77 West Wacker Drive
Chicago, Illinois 60601-1692
Facsimile: (312) 782-8585
Attention: Elizabeth C. Kitslaar, Esq.

If to the Company, to:

Bandag, Incorporated
2905 North Highway 61
Muscatine, Iowa 52761-5886

Facsimile: (563) 262-1218
Attention: Warren W. Heidbreder

with a copy (which will not constitute notice to the Company) to:

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Facsimile: (414) 297-4900
Attention: Jay O. Rothman, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication will be effective (a) if delivered by hand or overnight courier, when such delivery is made at the address specified in this Section 8.7, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received.

        Section 8.8    Entire Agreement. This Agreement, the Company Disclosure Letter, the Acquiror Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement with respect to the subject matter of this Agreement.

        Section 8.9    No Third-Party Beneficiaries. Except as provided in Section 5.8 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons), this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

        Section 8.10    Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

        Section 8.11    Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

        Section 8.12    Assignment. This Agreement may not be assigned by operation of Law or otherwise. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.12 will be null and void.

        Section 8.13    Remedies Cumulative; Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Except as provided in the final sentence of Section 7.6(c), neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (i) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

        Section 8.14    Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company, ParentCo or MergerCo in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article VII, any aggrieved party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        Section 8.15    Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, including by facsimile transmission, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[Signature page follows]

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

BANDAG, INCORPORATED
By: /s/ Martin G. Carver
Name: Martin G. Carver
Title: Chairman of the Board, Chief Executive Officer and President
GRIP ACQUISITION CORPORATION
By: /s/ Saul Solomon
Name: Saul Solomon
Title: President
BRIDGESTONE AMERICAS HOLDING, INC.
By: /s/ Mark A. Emkes
Name: Mark A. Emkes
Title: Chief Executive Officer